Exhibit 99.2

TABLE OF CONTENTS

PART 1 INTERPRETATION		2

1.1	Defined Terms.	2
1.2	Representations, Warranties, Covenants and Other Obligations of Tembec.	13
1.3	Interpretation.	13
1.4	Schedules.	14

PART 2 SALE AND PURCHASE		15

2.1	Agreement to Sell and Purchase.	15
2.2	Excluded Assets.	16
2.3	Purchase Price.	17
2.4	Payment of Purchase Price.	17
2.5	Inventory Valuation.	18
2.6	Net Working Capital Statement.	18
2.7	Standard Closing Adjustment.	19
2.8	Inventory, Net Working Capital or Standard Closing Adjustment Dispute.	19
2.9	Allocation of Purchase Price.	20
2.10	Risk of Loss and Damage Prior to Closing.	20
2.11	Taxes.	20

PART 3 SELLERS’ REPRESENTATIONS AND WARRANTIES		21

3.1	Representations and Warranties.	21
3.2	Full Disclosure.	36
3.3	Representations at Closing.	36
3.4	Knowledge and Awareness.	36
3.5	Reliance.	36

PART 4 BUYER’S REPRESENTATIONS AND WARRANTIES		37

4.1	Representations and Warranties.	37
4.2	Representations at Closing.	38

PART 5 COVENANTS		38

5.1	Access to Information.	38
5.2	Conduct of Business Prior to Closing.	38
5.3	Restrictions Prior to Closing.	39
5.4	Completion of the Outstanding Schedules.	40
5.5	Negotiations Prior to Closing.	40
5.6	[REDACTED FOR CONFIDENTIALITY REASONS].	41
5.7	Forestry Data.	41

2

5.8	Requests for Approvals.	41
5.9	Agreements Requiring Consent.	42
5.10	Notification.	42
5.11	Exclusivity.	42
5.12	Discharge of Security.	42
5.13	Actions to Satisfy Closing Conditions.	43

PART 6 CONDITIONS		43

6.1	Buyer’s Conditions.	43
6.2	Waiver.	44
6.3	Sellers’ Conditions.	44
6.4	Waiver.	45
6.5	Waiver of Site Profile.	45
6.6	Forest Tenures and Road Permits.	45
6.7	Compliance with the Forest Act.	45
6.8	No Legal Action.	46

PART 7 RESPONSIBILITY FOR LIABILITIES AND OBLIGATIONS		46

7.1	Assumed Liabilities and Obligations.	46
7.2	Excluded Liabilities.	47

PART 8 EMPLOYEES		48

8.1	Obligations Under the Collective Agreement.	48
8.2	Transfers of Employment.	48
8.3	Certain Obligations Respecting Employees.	49
8.4	Unresolved Labour Disputes.	50
8.5	Privacy Obligations.	50

PART 9 SURVIVAL AND INDEMNITY		51

9.1	Survival of Sellers’ Representations and Warranties.	51
9.2	Survival of Buyer’s Representations and Warranties.	52
9.3	General Indemnification by the Sellers.	52
9.4	General Indemnification by the Buyer.	53
9.5	Notice of Indemnity Claim	53
9.6	Direct Claims.	54
9.7	Third Party Claims.	54
9.8	Thresholds.	56
9.9	Exclusion of Other Remedies.	56
9.10	Adjustment.	57
9.11	Duty to Mitigate.	57

3

PART 10 CLOSING		57

10.1	Closing.	57
10.2	Closing on Outside Date.	57
10.3	Termination Rights.	58
10.4	Effect of Termination.	58
10.5	Delivery by Sellers.	58
10.6	Delivery by Buyer.	60
10.7	Application for Registration of Transfers and Assignments.	61
10.8	Post-Registration.	61
10.9	Concurrent Delivery.	62

PART 11 POST-CLOSING COVENANTS		62

11.1	Access to Sellers’ Books and Records.	62
11.2	Access to Buyer’s Books and Records.	62
11.3	Co-operation Regarding Tax Returns and Audits.	62
11.4	Access to the Cranbrook Office Site and the Planer Facility.	63

PART 12 GENERAL		63

12.1	Consultation.	63
12.2	Disclosure.	63
12.3	Notices.	63
12.4	Time of Essence.	64
12.5	Governing Law.	65
12.6	Submission to Jurisdiction.	65
12.7	No Contra Proferentum.	65
12.8	Entire Agreement.	65
12.9	Amendment or Waiver.	65
12.10	Severability.	65
12.11	Currency.	65
12.12	Accounting Principles.	65
12.13	Enurement.	65
12.14	Further Assurances.	66
12.15	Costs and Expenses.	66
12.16	Assignment.	66
12.17	Counterparts.	66

ASSET PURCHASE AGREEMENT

THIS AGREEMENT dated for reference November 28, 2011 between:

Tembec, a general partnership formed under the laws of Ontario bearing the business identification number 180219578, by its managing partner, Tembec Industries Inc., a corporation incorporated under the laws of Canada (incorporation number 4264509)

(“Tembec”)

AND:

Tembec Industries Inc., a corporation incorporated under the laws of Canada (incorporation number 4264509), the managing partner of Tembec

(“Tembec Industries”)

AND:

Tembec Enterprises Inc., a corporation incorporated under the laws of Canada (incorporation number 3934284), the partner of Tembec

     ("Tembec Enterprises" and together with Tembec Industries and Tembec, the “Sellers”)

AND:

Canadian Forest Products Ltd., a corporation amalgamated under the laws of British Columbia (incorporation number BC0623717)

(the “Buyer”)

RECITALS

A.     The Sellers own and operate the Business (as defined in paragraph 1.1(m) below) and own or hold under valid lease or license the Assets (as defined in paragraph 1.1(i) below).

B.     The Sellers have agreed to sell and the Buyer has agreed to buy the Assets and the Business as a going concern on the terms and conditions contained in this Agreement.

AGREEMENT

For good and valuable consideration, the receipt and sufficiency of which each Party acknowledges, the Parties agree as follows:

PART 1

INTERPRETATION

1.1 Defined Terms. A term used in this Agreement and defined in the Forest Laws shall have the meaning given to it under the Forest Laws, unless otherwise defined herein. In this Agreement the following terms shall have the following meanings:

(a)	“Accounts Receivable” means all accounts receivable, trade accounts, notes receivable and other debts owing to any one of the Sellers in connection with or arising out of the Business;

(b)

“Accrued Silvicultural Liabilities” means all Silvicultural Liabilities accrued up to the Closing Date with respect to the Forest Tenures and the Managed Forest Contracts, but for greater certainty excluding the Private Forest Lands, determined in accordance with Schedule 1.1(uuu);

(c)	“Act” means the Income Tax Act, R.S.C. 1985, c.1 (5th supp.), as amended from time to time;

(d)

“Additional Schedules” means the additional schedules to be added to this Agreement by the Sellers and provided to the Buyer in accordance with paragraph 5.4(a) in the event such additional schedules are necessary for the Sellers to set out the qualification or exception of certain representations and warranties contained herein;

(e)	“Affiliate” has the meaning given in the Business Corporations Act (British Columbia);

(f)	“Agreement” means this asset purchase agreement, including the Recitals and Schedules thereto, as amended from time to time;

(g)

“Applicable Law” for any Person, property, transaction, or event, means all present laws, statutes, regulations, treaties, judgments, and decrees applicable to that Person, property, transaction, or event and all applicable requirements, requests, official directives, rules, Approvals, Licences, guidelines, and policies of any Governmental Authority or lawful authority over that Person, property, transaction, or event, in each case having the force of law;

(h)

“Approvals” means approvals, certificates, authorizations, consents, permits, grants, licences, assignments, notifications, privileges, rights, orders, judgements, rulings, directives, ordinances, decrees, registrations and filings;

(i)	“Assets” has the meaning given in Section 2.1;

(j)	“Assumed Liabilities” has the meaning given in Section 7.1;

(k)

“Books and Records” means all books, records, files and documents of the Sellers pertaining exclusively to the Business, including books of account, ledgers, journals, records of accounts payable, cost information, payroll records, manufacturing data, production records, employee manuals, personnel records, supply records, inventory records, records relating to independent contractors, maintenance history records, blueprints, drawings, technical papers, business reports, lists of suppliers, data in respect of the Sellers’ exports to the United States during the period of time to which the SLA Dispute relates, forestry data including all maps, timber cruise, silvicultural and engineering data and management and development plans relating to the Forest Tenures, and all other correspondence, data and information in any format or media whatsoever, but excluding the minute books and corporate records of the Sellers;

(l)	“Buildings” means the premises, buildings, structures, and fixtures located on the Properties and the Leased Properties and other improvements affixed or appurtenant thereto;

(m)	“Business” means the forest products manufacturing and timber harvesting business currently carried on by the Sellers at the Properties and the Leased Properties;

(n)	“Business Day” means any day which is not a Saturday, Sunday or a statutory holiday in Vancouver, British Columbia or Montreal, Québec;

(o)	“Business IP” means all of the Intellectual Property Rights relating exclusively to, or used exclusively in the course of, the Business to be listed in Schedule 1.1(o);

(p)

“Claim” means any notice (including a notice of defect or non-compliance), assessment, reassessment, order, summons, citation, directive, no-action letter, ticket, charge, fine, penalty, judgment, order, liability, expense, cost, damage, loss, investigation, letter or other written communication, claim, remediation cost recovery action, demand, suit, action, complaint, grievance, legal assertion, prosecution, petition or proceeding from any Person or any Governmental Authority;

(q)	“Closing” means the completion of the Purchase;

(r)	“Closing Date” has the meaning given in Section 10.1;

(s)

“Collective Agreement” means the 2009-2013 Southern Interior Master Agreement effective from July 1, 2009 to June 30, 2013 between Interior Forest Labour Relations Association and United Steelworkers, Local 1-405, 1-417 and 1-423 together with the certification relating thereto;

(t)	“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended from time to time;

(u)	“Completed Schedules” means the schedules to this Agreement that have been completed and approved by the Parties as at the date of this Agreement and are attached hereto;

(v)	“Confidentiality Agreement” means the confidentiality agreement entered into on September 23, 2011 between Tembec and Canfor Corporation;

(w)

“Contaminants” means any solid, liquid, gas, vapour, odour, heat or any combination, mixture or solution of them, that is (a) listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive, toxic, a pollutant or a contaminant, or (b) prohibited, controlled, or regulated, in each case under or pursuant to any Environmental Laws;

(x)	“Contaminated Site” has the meaning given to it at the Closing Date in the British Columbia Environmental Management Act and the regulations pursuant thereto;

(y)

“Contract” means any agreement, indenture, contract, lease, deed of trust, licence, option, instrument or other commitment, whether written or oral, to which any one or more of the Sellers is a party exclusively in connection with the Business and which is wholly or partly unperformed as at the Closing Date, including the Contracts to be listed in Schedule 1.1(y), the Leases to be listed in Schedule 1.1(kkk) and the Equipment Leases to be listed in Schedule 1.1(ll), but excluding the Excluded Contracts;

(z)	“Cranbrook Office” means the office building owned by one or more of the Sellers located at 220 Cranbrook Street, Cranbrook, B.C.;

(aa)	“Dispute” has the meaning given in Section 2.8;

(bb)	“Direct Claim” has the meaning given in Section 9.5;

(cc)	“Employee Plans” has the meaning given in paragraph 3.1(ee);

(dd)	“Employees” means those salaried, hourly rated, non-unionized, and unionized employees of the Sellers who are employed in the Business, a list of which will be set out in Schedule 1.1(dd);

(ee)

“Encumbrance” means any lien, claim, charge, pledge, hypothecation, security interest, mortgage, title retention agreement, declaration of trust, right of set-off, option or other encumbrance of any kind, whether created or arising by agreement, statute, or otherwise at law, attaching to property, interests, or rights;

(ff)	“Environmental Claim” means any Claim made pursuant to Section 9.3(a) in respect of any Environmental Representation;

(gg)	[DEFINITION USED IN SECTION 5.6 REDACTED FOR CONFIDENTIALITY REASONS];

(hh)

“Environmental Laws” means all Applicable Laws that are in lawful effect as of the Closing Date, each relating to the protection or preservation of the environment, fisheries, public or occupational health and safety, or the manufacture, processing, use, treatment, storage, disposal, discharge, destruction, packaging, labelling, transport or handling of any Contaminant;

(ii)	“Environmental Permits” means all Licences issued or required to be issued by any Governmental Authority pursuant to any Environmental Laws;

(jj)	“Environmental Representations” means, collectively, the representations and warranties of the Sellers set out at paragraph 3.1(hh);

(kk)

“Equipment” means all equipment, machinery, furniture, parts, tools, accessories and other tangible personal property used exclusively in or relating exclusively to the Business and owned by the Sellers including as will be listed in Schedule 3.1(t);

(ll)	“Equipment Leases” means the leases, licences and other agreements relating to the Leased Equipment, to be described in Schedule 1.1(ll);

(mm)	“ETA” means the Excise Tax Act R.S.C. 1985, c. E-15;

(nn)	“Excluded Assets” has the meaning given in Section 2.2;

(oo)	“Excluded Contracts” means the agreements, indentures, contracts, leases, deeds of trust, licences, options, instruments or other commitments to be set out in Schedule 1.1(oo);

(pp)	“Excluded Liabilities” has the meaning given in Section 7.2;

(qq)	“Final Net Working Capital” has the meaning given in Section 2.6;

(rr)	“Final Net Working Capital Statement” has the meaning given in Section 2.6;

(ss)

“Financial Statements” means the divisional financial statements of Tembec relating exclusively to the Business for the financial years ending on September 30, 2007, September 30, 2008, September 30, 2009, September 30, 2010 and September 30, 2011 and for the one month period ended October 31, 2011;

(tt)	“Forest Laws” means Forest Act, Forest and Range Practices Act, Forest Practices Code of British Columbia Act, and Wildfire Act of British Columbia and all regulations under those Acts;

(uu)	“Forest Tenures” means agreements under the Forest Act (British Columbia), other than the Road Permits, together with all cutting permits issued thereunder, to be described in Schedule 1.1(uu);

(vv)	“Former Employee” means all former employees of the Sellers who were employed in the Business but are not employed in the Business as of the date of this Agreement;

(ww)

“GAAP” means generally accepted accounting principles in Canada, recommended by the Canadian Institute of Chartered Accountants, as contained in the “CICA Handbook” and, in the absence of a specific recommendation, such accounting practices as are generally accepted in Canada for publicly accountable enterprises for businesses similar to the Business, as applicable, at the relevant time, in all cases applied on a consistent basis;

(xx)

“Governmental Authority” means any multinational, national, federal, territorial, provincial, municipal or local, international or other government, governmental authority, quasi-governmental authority, court, minister, governor-in-council, cabinet, bureau, agency, commissioner, self-regulatory organization, commission, tribunal or organization, domestic or foreign, or any agent, subdivision, department or branch of any of the foregoing;

(yy)	“GST” has the meaning given in paragraph 3.1(jj);

(zz)	“HST” has the meaning given in paragraph 3.1(jj);

(aaa)	“IFRS” means International Financial Reporting Standards;

(bbb)	“Indemnified Party” has the meaning given in Section 9.5;

(ccc)	“Indemnifying Party” has the meaning given in Section 9.5;

(ddd)

“Indirect Losses” means, for any matter, consequential, special, indirect, punitive or aggravated losses, damages, liabilities, deficiencies, costs and expenses, diminution in value or lost profits (including all legal and other professional fees and disbursements, interest, penalties, and amounts paid in settlement);

(eee)

“Intellectual Property Rights” means any patents, trade marks, service marks, industrial designs, utility models, design patents, petty patents, copyright (including copyright in computer software), database rights, circuit topography rights, mask works, inventions, trade secrets, confidential information, know-how, business or trade names (including internet domain names and e-mail address names) and all other intellectual and industrial property and rights of a similar or corresponding nature in any part of the world, including the right to apply for, and all applications for, any of the foregoing rights and the right to sue for infringements of any of the foregoing rights;

(fff)

“Inventory” means, in relation to the Business, all inventories, including logs, wood chips, raw materials, work in progress, finished goods and supplies, seed supplies and spare parts, wherever situate;

(ggg)	“Labour Disputes” has the meaning given in Section 8.4;

(hhh)

“Leased Equipment” means all equipment, machinery, furniture, parts, tools, accessories and other tangible personal property used exclusively in or relating exclusively to the Business and in respect of which any one or more of the Sellers is lessee or licensee, to be described in Schedule 1.1(ll);

(iii)	“Leased Properties” means all real properties which are used or occupied in the course of the Business and are leased by any one or more of the Sellers as lessee, to be described in Schedule 1.1(kkk);

(jjj)	“Leasehold Improvements” means all of the leasehold improvements of the Sellers in the Leased Properties;

(kkk)	“Leases” means the leases relating to the Leased Properties to be described in Schedule 1.1(kkk);

(lll)

“Legal Proceeding” means any litigation, action, suit, investigation, hearing, claim, complaint, grievance, arbitration proceeding, order, charge or other proceeding and includes any appeal or review and any application for same;

(mmm)

“Lender Consents” means the Approvals from third party lenders to any one or more of the Sellers required to permit the completion of the transactions contemplated by this Agreement, to be listed in Schedule 1.1(mmm);

(nnn)

“Liabilities” means obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, losses, all Taxes (including Taxes arising as a result of an assessment or reassessment), costs (including Remediation costs) and expenses (including reasonable fees and disbursements of legal counsel, consultants, expert witnesses and other professionals and including any other costs incurred in investigating, defending or pursuing any Legal Proceeding), deficiencies and other charges;

(ooo)

“Licences” with respect to any Person, means all permits (including all special use permits issued under the Forest Laws), licences, approvals, consents, certificates, orders, judgments, rulings, directives, ordinances, decrees, notices, registrations and similar authorizations relating to the Business required from or by any Governmental Authority having jurisdiction over the Person, including Road Permits, and any licences associated with the Systems, including those to be listed in Schedule 1.1(ooo) but excluding, for greater certainty, any Forest Tenures;

(ppp)

“Losses” means, for any matter, all losses, claims, damages, liabilities, deficiencies, costs and expenses (including all legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement), whether or not involving a Third Party Claim arising directly as a consequence of such matter, but excluding all Indirect Losses;

(qqq)	“Managed Forest Contracts” means, collectively:

(i)

the agreement between Crestbrook Forest Industries Ltd. and Shell Canada Resources Limited (now Teck Corporation) dated May 18, 1983, as assigned by Crestbrook Forest Industries Ltd. to one or more of the Sellers;

(ii)

the timber agreement between Crestbrook Forest Industries Ltd. and Nature Conservancy of Canada executed by the parties thereto on December 24, 1992 and January 21, 1993, as assigned by Crestbrook Forest Industries Ltd. to one or more of the Sellers;

	(iii)	the timber agreement between Tembec Industries and the Nature Conservancy of Canada executed by the parties thereto on December 15, 2004 and December 6, 2004;

(rrr)	“Material Adverse Change” or “Material Adverse Effect”

	(i)	means any change or effect, as the case may be, that is or is reasonably likely to be material and adverse, when considered individually or in the aggregate, to:

		A.	the results of the operations or the financial condition of the Business, taken as a whole;

		B.	the value of the Assets or the Business, taken as a whole; or

		C.	the ability of a Party to perform any material obligations under this Agreement.

(ii)

in the cases of clauses (i)(A) and (B) above, excludes such change or effect resulting from (v) worldwide, national or local conditions or circumstances whether they are economic, political, regulatory or otherwise, including war, armed hostilities, acts of terrorism, emergencies, crises and natural disasters, (w) any change in laws, (x) changes in the markets or industry in which the Business operates, (y) the announcement of this Agreement and the transactions contemplated by it or (z) any act or omission of the Sellers prior to the Closing Date taken with the prior consent or at the request of the Buyer (except in respect of (v) and (x) to the extent that such change or effect has an impact on the Business that is disproportionate to the effect on other similar businesses operating in the same industry).

(sss)	“Material Contract” has the meaning given in Section 3.1(x);

(ttt)	“Ministry of Forests” means the Ministry of Forests, Lands and Natural Resource Operations in the Province of British Columbia;

(uuu)

“Net Working Capital” means the amount by which the aggregate of Inventory, Accounts Receivable, and the Prepaid Expenses of the Business (excluding any Excluded Assets) exceed the aggregate of the accounts payable and other current liabilities (including both the current portion and the long-term portion of the Accrued Silvicultural Liabilities), of the Business (excluding any Excluded Liabilities), all as determined as at the Closing Date and under GAAP (provided that Inventory will be valued under Section 2.5), as calculated in accordance with the formula provided under Schedule 1.1(uuu);

(vvv)	“Non-Union Employees ” has the meaning given in Section 8.2;

(www)	“Outside Date” means (i) April 30, 2012; or (ii) such earlier or later date as the Parties may agree in writing;

(xxx)	“Outstanding Schedules” means the Additional Schedules and the Uncompleted Schedules;

(yyy)	“Parties” means Tembec, Tembec Industries, Tembec Enterprises and the Buyer and “Party” means any one of them;

(zzz)	“Partners” means, together, Tembec Industries and Tembec Enterprises;

(aaaa)	“Permitted Encumbrances” has the meaning to be given in Schedule 1.1(aaaa);

(bbbb)

“Person” means an individual, legal personal representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, limited liability company, association, unincorporated organization, union, Governmental Authority or other entity or organization;

(cccc)	“Personal Information” means information about an identifiable individual, as defined in the Personal Information Protection Act (British Columbia);

(dddd)	[DEFINITION USED IN SECTION 5.6 REDACTED FOR CONFIDENTIALITY REASONS];

(eeee)	[DEFINITION USED IN SECTION 5.6 REDACTED FOR CONFIDENTIALITY REASONS];

(ffff)	[DEFINITION USED IN SECTION 5.6 REDACTED FOR CONFIDENTIALITY REASONS];

(gggg)	“Planer Facility” means the planer facility owned and operated by one or more of the Sellers located on Theatre Road in Cranbrook, B.C.;

(hhhh)	“Preliminary Net Working Capital” has the meaning given in Section 2.6;

(iiii)	“Preliminary Net Working Capital Statement” has the meaning given in Section 2.6;

(jjjj)	“Prepaid Expenses” means all of the prepaid expenses of the Sellers attributable exclusively to the Business or the Assets and identified on the Final Net Working Capital Statement;

(kkkk)	“Private Forest Lands” means the private forest lands owned by any one or more of the Sellers and associated with Managed Forests 27 and 72, consisting of approximately 64,440 hectares;

(llll)

“Private Forest Lands Agreement” means the agreement to be negotiated between the Buyer and any one or more of the Sellers, to be entered into on the Closing Date [PROVISION RELATED TO SCHEDULE 1.1(MMMM) REDACTED FOR CONFIDENTIALITY REASONS];

(mmmm)	[DEFINITION RELATED TO SCHEDULE 1.1(MMMM) REDACTED FOR CONFIDENTIALITY REASONS];

(nnnn)

“Properties” means all real property which is used or occupied in the course of the Business and of which one or more of the Sellers is the beneficial or registered owner or co-owner, to be described in Schedule 1.1(nnnn);

(oooo)	“Purchase” means the transaction of purchase and sale contemplated by this Agreement;

(pppp)	“Purchase Price” has the meaning given in Section 2.3;

(qqqq)

“Release” means discharge, escape, spray, inject, inoculate, abandon, deposit, leak, spill, seep, release, migrate, pour, omit, empty, throw, dump, place or exhaust, and when used as a noun has a similar meaning;

(rrrr)

“Remediation” means the work, plans, and investigations, including but not limited to removal, treatment, isolation, risk assessment and management or decontamination of Contaminants, on, at, in or under equipment, buildings, structures, appurtenances, land or water, necessary to achieve applicable Remediation Standards;

(ssss)	[DEFINITION USED IN SECTION 5.6 REDACTED FOR CONFIDENTIALITY REASONS];

(tttt)	[DEFINITION USED IN SECTION 5.6 REDACTED FOR CONFIDENTIALITY REASONS];

(uuuu)	[DEFINITION USED IN SECTION 5.6 REDACTED FOR CONFIDENTIALITY REASONS];

(vvvv)	[DEFINITION USED IN SECTION 5.6 REDACTED FOR CONFIDENTIALITY REASONS];

(wwww)	“Replacement Plans” has the meaning given in paragraph 8.3(a);

(xxxx)

“Required Consents” the Approvals required to carry on Business or permit the completion of the transactions contemplated by this Agreement from applicable Governmental Authorities and other Persons (including parties to any Material Contract) to be listed in Schedule 1.1(xxxx), including the Lender Consents;

(yyyy)

“Residual Fibre Supply Agreement” means the residual fibre supply agreement to be negotiated between the Buyer and any one or more of the Sellers, to be entered into on the Closing Date [PROVISION RELATED TO SCHEDULE 1.1(ZZZZ) REDACTED FOR CONFIDENTIALITY REASONS];

(zzzz)	[DEFINITION RELATED TO SCHEDULE 1.1(ZZZZ) REDACTED FOR CONFIDENTIALITY REASONS];

(aaaaa)	“Road Permits” means road permits issued to any of the Sellers under the Forest Act (British Columbia) and to be listed in Part II of Schedule 1.1(ooo);

(bbbbb)	“Schedule Completion Date” means January 31, 2012 or such other earlier or later date as the Parties may agree in writing;

(ccccc)	“Schedule Delivery Date” means January 18, 2012 or such other earlier or later date as the Parties may agree in writing;

(ddddd)	“Schedules” means, together, (i) the Outstanding Schedules once they have been completed or provided by the Sellers and approved by the Buyer pursuant to Section 5.4 and (ii) the Completed Schedules;

(eeeee)	“Sellers” has the meaning set out in the recitals to this Agreement;

(fffff)	“Settlement Amount” has the meaning given in paragraph 8.4(d);

(ggggg)	“Silvicultural Liabilities” means all silviculture and other reforestation obligations and liabilities incurred or in existence, accrued or accruing up to the Closing Date or in any way outstanding as of the Closing Date under the Forest Tenures, any silviculture prescriptions, site plans or other prescriptions in respect of the Forest Tenures or the Forest Laws;

(hhhhh)	[DEFINITION USED IN SECTION 5.6 REDACTED FOR CONFIDENTIALITY REASONS];

(iiiii)	“SLA Dispute” means United States of America v. Canada, LCIA Case No. 111790, an arbitration under the Softwood Lumber Agreement (2006);

(jjjjj)	“SLA Dispute Export Taxes” has the meaning given in paragraph 7.1(f);

(kkkkk)	“Standard Closing Adjustment” has the meaning given in Section 2.7;

(lllll)	“Standard Closing Adjustment Statement” has the meaning given in Section 2.7;

(mmmmm)	“Systems” means the computer, telecommunications and networking hardware and software and other information technology owned or otherwise held or used by the Sellers exclusively in relation to the Business to be listed in Schedule 1.1(mmmmm);

(nnnnn)	“Taxes” means all taxes however denominated (including any interest, penalties or other additions that may become payable in respect of such taxes) imposed by any Governmental Authority including all income or profits taxes, capital taxes, payroll and employee withholdings, unemployment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipt taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp tax or duty, and transfer taxes;

(ooooo)	“Tembec” has the meaning set out in the recitals to this Agreement;

(ppppp)	“Tembec Enterprises” has the meaning set out in the recitals to this Agreement;

(qqqqq)	“Tembec Industries” has the meaning set out in the recitals to this Agreement;

(rrrrr)	“Third Party” means a Person who is not a party to this Agreement;

(sssss)	“Third Party Claim” means a Claim by a Third Party but excluding a Claim by a Person who is not dealing at arm’s length with a Party;

(ttttt)	[DEFINITION USED IN SECTION 5.6 REDACTED FOR CONFIDENTIALITY REASONS];

(uuuuu)	“Time of Closing” means 12:01 am (Vancouver Time) on the Closing Date;

(vvvvv)	“Transfer” means a Land Title Act (British Columbia) Form A Freehold Transfer, in registrable form;

(wwwww)	“Transfer Arrangement” has the meaning given in Section 6.7;

(xxxxx)	“Union Employees” has the meaning given in Section 8.1; and

(yyyyy)	“Uncompleted Schedules” means the schedules to this Agreement to be completed by the Sellers after the date of this Agreement and delivered to the Buyer pursuant to the terms of this Agreement; and

(zzzzz)	“Vehicles” means all automobiles, trucks, trailers, tractors and other vehicles owned or leased by the Sellers and used exclusively in the Business to be listed in Schedule 1.1(zzzzz).

1.2 Representations, Warranties, Covenants and Other Obligations of Tembec. Any reference in this Agreement to a representation, warranty, covenant or other obligation of Tembec is, unless otherwise noted therein, deemed to be a representation, warranty, covenant or other obligation of Tembec Industries on behalf of Tembec.

1.3 Interpretation. In this Agreement, except as otherwise expressly provided:

(a)	the headings to the Parts, Sections, paragraphs, and Schedules of this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement;

(b)	any reference to a Part, Section, paragraph or Schedule is to the relevant Part, Section, paragraph or Schedule of this Agreement;

(c)	words of one gender include all genders, and words in the singular include the plural and vice versa;

(d)	all references in this Agreement to dollars, or to $, are expressed in Canadian currency unless otherwise specified;

(e)	any reference to the words “include” or “including” will be construed as meaning “including, without limitation”; and

(f)

any reference to a statute includes and is a reference to such statute, and to the regulations made pursuant to it, as amended and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or regulations.

1.4 Schedules.

(a)	The following are the Completed Schedules attached to and incorporated into this Agreement by reference as at the date of this Agreement, and each of them form part of this Agreement:

Schedule 1.1(uuu)	-	NET WORKING CAPITAL CALCULATION
Schedule 1.1(mmmm)	-	[REDACTED FOR CONFIDENTIALITY REASONS]
Schedule 1.1(zzzz)	-	[REDACTED FOR CONFIDENTIALITY REASONS]

(b)

The following are the Uncompleted Schedules that, once completed and agreed to by the Buyer pursuant to this Agreement, will be attached to and incorporated into this Agreement by reference, and each of them will form part of this Agreement:

Schedule 1.1(o)	-	BUSINESS IP
Schedule 1.1(y)	-	CONTRACTS
Schedule 1.1(dd)	-	EMPLOYEES
Schedule 1.1(ll)	-	EQUIPMENT LEASES AND LEASED EQUIPMENT
Schedule 1.1(oo)	-	EXCLUDED CONTRACTS
Schedule 1.1(uu)	-	FOREST TENURES
Schedule 1.1(kkk)	-	LEASES AND LEASED PROPERTIES
Schedule 1.1(mmm)	-	LENDER CONSENTS
Schedule 1.1(ooo)	-	LICENCES
Schedule 1.1(aaaa)	-	PERMITTED ENCUMBRANCES
Schedule 1.1(nnnn)	-	PROPERTIES
Schedule 1.1(xxxx)	-	REQUIRED CONSENTS
Schedule 1.1(mmmmm)	-	SYSTEMS
Schedule 1.1(zzzzz)	-	VEHICLES
Schedule 2.2(a)	-	EXCLUDED NAMES
Schedule 2.9	-	ALLOCATION OF PURCHASE PRICE
Schedule 3.1(i)	-	VIOLATION
Schedule 3.1(m)	-	BOOKS AND RECORDS NOT IN EXCLUSIVE CONTROL
Schedule 3.1(n)	-	UNUSUAL TRANSACTIONS
Schedule 3.1(t)	-	EQUIPMENT
Schedule 3.1(x)	-	MATERIAL CONTRACTS
Schedule 3.1(aa)	-	MAJOR CUSTOMERS AND SUPPLIERS

Schedule 3.1(bb)	-	INSURANCE
Schedule 3.1(cc)	-	LITIGATION
Schedule 3.1(ee)	-	EMPLOYEE PLANS
Schedule 3.1(hh)	-	ENVIRONMENTAL MATTERS
Schedule 8.4	-	LABOUR DISPUTES

(c)

The purpose of the Schedules is to set out the qualifications, exceptions and other information called for in this Agreement. The representations and warranties contained in this Agreement are made and given subject to the disclosures contained in the Schedules. The Parties acknowledge and agree that the Schedules and the information and disclosures contained, or to be contained, in them do not constitute or imply, and will not be construed as:

	(i)	any representation, warranty, covenant or agreement which is not expressly set out in this Agreement;

	(ii)	an admission of any liability or obligation of the Sellers;

	(iii)	an admission that the information is material;

	(iv)	a standard of materiality, a standard for what is or is not in the ordinary course of business, or any other standard contrary to the standards contained in the Agreement; or

	(v)	an expansion of the scope of effect of any of the representations, warranties and covenants set out in the Agreement.

(d)

Disclosure of any information in the Schedules that is not strictly required under this Agreement has been or will be made for informational purposes only and does not imply disclosure of all matters of a similar nature. Inclusion of an item in any section of the Schedules shall be deemed to qualify such section and shall be deemed to be disclosure for all purposes for which disclosure is required under this Agreement.

PART 2

SALE AND PURCHASE

2.1 Agreement to Sell and Purchase. Subject to this Agreement, the Sellers agree to sell, assign and transfer to the Buyer, free and clear of all Encumbrances other than the Permitted Encumbrances, and the Buyer agrees to purchase, acquire and accept from the Sellers, effective as of the Closing Date, as a going concern, all of the Sellers’ property, assets, rights and interests of whatever nature or kind held for use or used exclusively in the Business, other than the Excluded Assets (collectively, the “Assets”), including:

(a)	the Forest Tenures, including those associated with the Elko and Canal Flats sawmills;

(b)	the Properties together with any Buildings situate thereon, including the Elko and Canal Flats sawmills, the Parson FRM office, the Sparwood FRM office and the Cranbrook Woodlands Garage;

(c)	subject to the Leases, the Sellers’ interest in the Leased Properties and Leasehold Improvements;

(d)	the Inventory;

(e)	the Equipment, including the two kilns stored at the Planer Facility and the mobile chipping equipment;

(f)	subject to the Equipment Leases, the Sellers’ interest in the Leased Equipment;

(g)	the Vehicles;

(h)	the Business IP;

(i)	the Systems;

(j)	the Sellers’ right, title and interest in the Contracts (including the Managed Forest Contracts), and the Licences, to the extent that such Licenses are transferable;

(k)	the Prepaid Expenses;

(l)	the benefit of all Claims which the Sellers have against third parties relating to the Assets and the Business, including all manufacturers’ and suppliers’ warranties and representations;

(m)	the Books and Records; and

(n)	the Accounts Receivable.

2.2 Excluded Assets. The following assets, properties, rights and interests are excluded from the sale and purchase under this Agreement:

(a)	the name “Tembec”, as well as the names to be listed under Schedule 2.2(a), either alone or as part of any trade name or trade mark which is or has been used in the Business;

(b)	all cash and cash equivalents;

(c)	the Planer Facility and the permanent kilns located thereon;

(d)	the Cranbrook Office;

(e)	the ownership interest in the Private Forest Lands and other lands owned by one or more of the Sellers which are not identified in paragraph 2.1(b) or otherwise in Schedule 1.1(nnnn);

(f)	all of the Employee Plans, except as to be specifically transferred to the Buyer as provided in Part 8;

(g)	all insurance policies of the Sellers relating to the Business or the Assets;

(h)	any Licenses of the Sellers for the Business which are not transferable; and

(i)	Taxes receivable or refundable for the period prior to the Closing Date,

(collectively the “Excluded Assets”).

2.3 Purchase Price. The purchase price for the Business and the Assets (the “Purchase Price”) is the aggregate of:

(a)	the sum of $50,000,000, payable on the Closing Date; and

(b)	an amount equal to the aggregate of

	(i)	the Final Net Working Capital as determined under Section 2.6; plus

	(ii)	all amounts adjusted for the Sellers’ credit in the determination of the Standard Closing Adjustment, as determined under Section 2.7.

2.4 Payment of Purchase Price. The Purchase Price will be paid or the obligation of the Buyer to pay the Purchase Price will be satisfied on Closing as follows:

(a)	by the assumption by the Buyer of the Assumed Liabilities (excluding the Accrued Silvicultural Liabilities);

(b)	by the assumption by the Buyer of the current liabilities and obligations disclosed in the Standard Closing Adjustment, as determined under Section 2.7;

(c)	by wire transfer or delivery of a certified cheque, bank draft, or solicitor’s trust cheque to Tembec Industries, on behalf of the Sellers, in an amount equal to the aggregate of:

	(i)	the sum of $50,000,000;

	(ii)	the amount of Preliminary Net Working Capital, as determined under paragraph 2.6(a); and

	(iii)	the amount required by the Standard Closing Adjustment, as determined under Section 2.7.

2.5 Inventory Valuation. For the purposes of any determination of the value of those components of Inventory which are raw logs or lumber, such Inventory will be valued in accordance with Schedule 1.1(uuu), such determination to be made as of the Closing Date. For the purposes of any determination of the value of the Inventory which is not raw logs or lumber, such Inventory will be valued at the Seller’s recorded cost, consistent with past practice for the Business and in accordance with GAAP, such determination to be made as of the Closing Date. The Sellers will conduct counts of the Inventory as follows:

(a)	following the close of business on the last Business Day of the week immediately preceding the Closing Date for the purposes of preparing the Preliminary Net Working Capital Statement;

(b)	following the close of business on the Closing Date for the purpose of preparing the Final Net Working Capital Statement; or

(c)	on such other dates as the Parties may agree.

The Sellers will advise the Buyer, reasonably in advance, when it is going to conduct counts of Inventory and the Buyer will be entitled to have representatives present at such counts and make submissions in the calculation of the Inventory. Any dispute between the Parties as to the calculation of the Inventory will be resolved under Section 2.8.

2.6 Net Working Capital Statement.

(a)

On or before the Closing Date, the Sellers will provide the Buyer with a statement (the “Preliminary Net Working Capital Statement”) certified by an authorized officer of Tembec Industries setting out the Sellers’ best estimate of the Net Working Capital as at the Closing Date (the “Preliminary Net Working Capital”), prepared in accordance with GAAP and using the same methodology used in preparation of the Financial Statements;

(b)

Within 45 days after the Closing Date, the Sellers will provide the Buyer with a final statement (the “Final Net Working Capital Statement”) of Net Working Capital as at the Closing Date, certified by an authorized officer of Tembec Industries and prepared in accordance with Schedule 1.1(uuu), accompanied by a certificate of the Sellers’ accountants confirming that calculation; and

(c)

Upon receipt of the Final Net Working Capital Statement, the Buyer will be entitled to review it for a period of 10 Business Days. The Sellers will cause the Sellers’ accountants to cooperate with the Buyer and its accountants for the purpose of its review, including providing the Sellers’ accountants’ working papers relating to the calculations. Within two Business Days after completion of the Buyer’s review period, the Buyer will advise the Sellers in writing whether or not the amounts shown in the Final Net Working Capital Statement are agreed to by the Buyer and, if not, specifying the matters not agreed to. The Buyer shall be deemed to have accepted the Final Net Working Capital Statement if it does not notify the Sellers of its objection within the said period of 12 Business Days. Any dispute between the Parties as to the calculation of Net Working Capital will be resolved under Section 2.8. On the fifth Business Day following the date that the amount of Net Working Capital is finally determined under Section 2.6 or under Section 2.8 (the said amount as so finally determined is the “Final Net Working Capital”):

(i)

the Buyer will pay to Tembec Industries, on behalf of the Sellers, by wire transfer, certified cheque, bank draft, or solicitor’s trust cheque, the amount, if any, by which the Final Net Working Capital exceeds the Preliminary Net Working Capital; or

(ii)

the Sellers will pay to the Buyer by wire transfer, certified cheque, bank draft, or solicitor’s trust cheque, the amount, if any, by which the Final Net Working Capital is less than the Preliminary Net Working Capital.

2.7 Standard Closing Adjustment. The Purchase Price will be adjusted (the “Standard Closing Adjustment”) to take into account the following adjustments as at the Closing Date without duplication for any amounts accounted for in the calculation of Net Working Capital:

(a)	property taxes (including local improvement levies), water, gas, electricity, and other utility charges on the Properties and the Buildings;

(b)	licence, lease fees, rents, and payments paid or payable, rentals, and other licence fees, and payments received or receivable and vehicle licence fees associated with the Assets;

(c)	prepaid expenses relating to any of the Assets other than relating to insurance policies not assigned to the Buyer;

(d)	any amounts to be adjusted under Section 6.7; and

(e)	all other matters customarily the subject of adjustment in a transaction similar to the transaction contemplated by this Agreement.

On or before the Closing Date, the Sellers will provide the Buyer with a statement (the “Standard Closing Adjustment Statement”) certified by an authorized officer of Tembec Industries setting out the Standard Closing Adjustment. Any dispute between the Parties as to the calculation of the Standard Closing Adjustment will be resolved under Section 2.8.

2.8 Inventory, Net Working Capital or Standard Closing Adjustment Dispute. If there is a dispute (the “Dispute”) with respect to calculation of the Inventory, Net Working Capital or Standard Closing Adjustment resulting from the review set out in Sections 2.5, 2.6 or 2.7, as the case may be, either Party may give the other Party 10 Business Days’ notice of that Parties’ demand to go to arbitration. After giving such notice of demand a designated Vice President of each Party will meet to try to resolve the Dispute. If the Vice Presidents are unable to resolve the Dispute within five Business Days of the notice of demand the Chief Executive Officers of each Party will meet to try and resolve the Dispute. If the Chief Executive Officers are unable to resolve the dispute in the five remaining Business Days, then the Parties will agree to the appointment of a single arbitrator within 10 Business Days. The sole arbitrator will be an international firm of chartered accountants independent of the Sellers and the Buyer. If, within such 10 Business Day period, the Parties fail to agree upon such arbitrator either Party may apply to the Supreme Court of British Columbia to appoint an arbitrator. The sole arbitrator chosen under the above procedure will proceed immediately to determine the Dispute. Each Party will deliver to the sole arbitrator, but not the other Party, a notice containing the amount they submit the sole arbitrator determine the amount in Dispute to be. The sole arbitrator may, if in his view such action may result in a settlement of the Dispute, disclose to the Parties the amounts they have submitted to him and provide them such time as he, in his discretion, deems reasonable to consider settlement. If the amounts submitted are within ten percent (10%) of each other, the sole arbitrator will rule that the mid-point between them is the amount in Dispute. In the absence of a resolution of the Dispute, the sole arbitrator will choose one of the amounts submitted to him that in his judgment is the best approximation of the disputed amount and will rule that the amount so chosen by him is the amount in Dispute. The sole arbitrator will determine the Inventory, Net Working Capital or Standard Closing Adjustment or all or any of them, as the case may be. If one of the Parties does not submit an amount to the sole arbitrator, the amount submitted by the other Party will be the finally determined amount. The decision of the arbitrator will be made within 30 days after his appointment. If the sole arbitrator fails to make a decision within such 30 day period, then either Party may elect to have a new sole arbitrator chosen as if none had been selected. The decision of the sole arbitrator will be in writing and signed by the sole arbitrator and will be final and binding upon the Parties. The place of arbitration will be in Vancouver, British Columbia. In the case of a dispute and the retention of an arbitrator to determine such dispute, the costs and expenses of such arbitrator shall be borne equally by the Buyer and the Sellers.

2.9 Allocation of Purchase Price. The Parties will allocate the Purchase Price among the Assets and will set out such allocation in Schedule 2.9. The values so attributed to the Assets will be the respective fair market values thereof, and each Party will report the sale and purchase of the Assets for all federal, provincial, and local tax purposes in mutually agreeable form and in a manner consistent with such allocation.

2.10 Risk of Loss and Damage Prior to Closing. Subject to this Agreement, risk of loss of the Assets will pass to the Buyer as of the Time of Closing and the Sellers will bear all risk of loss or damage to, or destruction of, the Assets until the Time of Closing and the Buyer will bear all such risk of loss as of the Time of Closing.

2.11 Taxes. The Buyer shall be responsible for and shall pay when due all Taxes in respect of the sale and transfer of the Business and the Assets by the Sellers to the Buyer. Without limiting the generality of the foregoing and provided that there is no material adverse effect on the Sellers, the Parties will claim the benefit of any Applicable Law which allows all or any part of the Assets to be transferred by the Sellers to the Buyer without the payment of any such Taxes and, in respect of GST/HST, the Sellers and the Buyer shall, where such election is available, jointly execute an election under Section 167 of the ETA on the forms prescribed for such purposes along with any documentation necessary or desirable in order to effect the transfer of the purchased Assets without payment of any GST/HST. The Buyer undertakes to file said election, along with any documentation necessary or desirable to give effect to such, with the competent Governmental Authority, together with Buyer's GST/HST or any other applicable provincial tax returns for the reporting period in which the transactions contemplated herein are consummated within the prescribed delays. Notwithstanding such election, in the event that it is determined by the Governmental Authorities that there is GST/HST or any other provincial tax liability of Buyer to pay GST/HST or any other provincial tax on all or part of the purchased Assets, the Sellers and Buyer agree that such GST/HST or any other provincial tax shall, unless already collected from Buyer and remitted by the Sellers, be forthwith remitted by Buyer to the Governmental Authority, and Buyer shall indemnify and save the Sellers harmless with respect to any such GST/HST or any other provincial tax liability arising herein, as well as any interest and penalties related thereto.

PART 3

SELLERS’ REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties. To induce the Buyer to enter into and consummate this Agreement, each of the Sellers, jointly and severally, and in the case of Tembec Enterprises and Tembec Industries, both on behalf of Tembec and in their own capacity, represent and warrant to the Buyer that except as is or will be fully and fairly disclosed in the Schedules the following statements set out in this Part 3 are true and correct in all material respects:

(a)	Organization and Good Standing

(i)

Tembec. Tembec is a general partnership duly formed and registered under the laws of Ontario and is extra-provincially registered and in good standing under the laws of British Columbia. The only partners of Tembec are Tembec Industries and Tembec Enterprises; and

(ii)

Tembec Industries and Tembec Enterprises. Each of Tembec Industries and Tembec Enterprises is a corporation validly existing and in good standing under the laws of Canada and is extra-provincially registered and in good standing under the laws of British Columbia.

(b)

Capacity. Each of the Sellers has the right and authority to enter into this Agreement on the terms and conditions set out herein and to transfer the legal and beneficial title and ownership of the Assets to the Buyer. Tembec Industries is the managing partner of Tembec and has the corporate power and capacity to enter into this Agreement on behalf of Tembec and to carry out its terms. Each of the Sellers has duly passed all corporate resolutions necessary to authorize the transactions contemplated by this Agreement and this Agreement constitutes a valid and binding obligation of each of the Sellers, enforceable against each of them in accordance with its terms, subject to any limitation under Applicable Law relating to (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction. No other corporate proceedings or approvals are required on the part of Tembec or either of the Partners or their shareholders to authorize this Agreement and each of the agreements, documents and instruments contemplated by this Agreement.

(c)

Capacity to Carry on Business. Each of the Sellers has all necessary corporate powers and qualifications to enter into this Agreement and each of the agreements, documents and instruments to be entered into by the Sellers in connection with this Agreement and to perform its obligations under this Agreement and thereunder, to own or lease the Assets, as applicable, and to carry on the Business as currently conducted, except where the failure to do so would not have a Material Adverse Effect.

(d)

Assets. Collectively, the Sellers are the legal and beneficial owner of each of the Assets, except the Leased Equipment and the Leased Properties. All Assets are held free of any Encumbrance except the Permitted Encumbrances. No other Person owns any assets which are being used exclusively in the Business except for the Leased Properties and the Leased Equipment.

(e)

Insolvency or Amalgamation. No proceedings have been taken or authorized by any Person with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of any of the Sellers or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to any of the Sellers.

(f)

Licences and Permits. The Sellers collectively hold all Licenses which are necessary or desirable for carrying on the Business as currently conducted and for owning, leasing, using or operating the Assets except where the failure to do so would not have a Material Adverse Effect. Each such Licence is to be listed in Schedule 1.1(ooo) and is in full force and effect. None of the Sellers are in breach of or in default under any of the terms or conditions of any such Licence other than such breaches or defaults which, individually or in the aggregate, would not have a Material Adverse Effect, and no party is or will be entitled to terminate or revoke any such Licence as a result of the transactions contemplated by this Agreement. Subject to obtaining the Required Consents, all such Licences are, by their terms, freely assignable to the Buyer, except for such Licenses the absence of which would not have a Material Adverse Effect or which are not transferable and form part of the Excluded Assets.

(g)	Forest Tenures. With respect to the Forest Tenures:

(i)

collectively, the Sellers are the legal and beneficial holders of the Forest Tenures free and clear of all Encumbrances except Permitted Encumbrances, and the Forest Tenures are recorded on the records of the Ministry of Forests in the name of one or more of the Sellers and are validly subsisting at the date of this Agreement;

(ii)

all rentals, stumpage, scale accounts, assessments and other costs payable up to the Time of Closing under the Forest Tenures have been or will have been paid or an adjustment made in favour of the Buyer under Sections 2.6 or 2.7, other than those which constitute liabilities and costs, accrued or accruing, in respect of the Accrued Silvicultural Liabilities;

(iii)

the Sellers have observed and performed in all material respects and commensurate with normal forest industry practice in the Province of British Columbia all covenants and agreements on their part to be observed or performed under the Forest Tenures and Forest Laws;

(iv)

the Sellers have not received any notice of any breach of or any non-compliance with the Forest Tenures or any operating, development, working or site plan issued thereunder or any directions or orders of the Ministry of Forests in respect thereof; and

(v)

except as contemplated under the Forestry Revitalization Act (British Columbia), the Sellers have not received notice of any fact or event likely to reduce the Allowable Annual Cut of, suspend, or terminate the Forest Tenures or any privileges attached thereto.

(h)

No Breach of Laws. To the Sellers’ knowledge, none of the Sellers is in breach of any Applicable Law applicable to the Business or the Assets, except for such breaches which, individually or in the aggregate, would not have a Material Adverse Effect.

(i)	No Violation. Except as to be described in Schedule 3.1(i), the execution and delivery of this Agreement by the Sellers and the Purchase will not result in:

(i)

the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause a right of termination, cancellation, or the acceleration of, any obligation of the Sellers under:

		A.	any Contract, other than a breach or a default which, individually or in the aggregate, would not have a Material Adverse Effect;

		B.	any provision of the constating documents or by-laws of any of the Sellers;

		C.	any judgment, decree, order, or award of any Governmental Authority having jurisdiction over the Sellers;

		D.	any Licence held by any of the Sellers that is necessary to the operation of the Business, other than Licenses which are non-transferable; or

		E.	any Applicable Law, other than a breach or a default which, individually or in the aggregate, would not have a Material Adverse Effect; and

	(ii)	the creation or imposition of any Encumbrance on any of the Assets.

(j)

Required Consents. Except for the Required Consents to be set out in Schedule 1.1(xxxx), the execution, delivery and performance of this Agreement by the Sellers requires no action by, consent or approval of, or filing with, any Governmental Authority or any other Person, where the failure to obtain such consent, approval or to make such filing or action would have a Material Adverse Effect.

(k)

Financial Statements. The Financial Statements have been prepared in accordance with GAAP, applied on a basis consistent with that of prior fiscal years. The Financial Statements present fairly in all material respects the assets, liabilities and financial position of the Business as at the date of the Financial Statements and the results of the Tembec’s operations and the sales, earnings and changes in its financial position for the periods covered by the Financial Statements.

(l)

Liabilities. Except to the extent expressly disclosed or reserved against in the Financial Statements or incurred since the date of the Financial Statements in the ordinary course of the Business, the Sellers do not have any outstanding indebtedness or any liabilities or obligations, whether accrued, absolute, contingent or otherwise of the nature required to be disclosed in a balance sheet prepared in accordance with GAAP. Any liabilities or obligations incurred in the ordinary course of the Business since the date of the Financial Statements have not resulted in, and to the knowledge of the Sellers are not expected to result in, a Material Adverse Effect.

(m)

Books and Records. The Books and Records fairly and correctly set out and disclose the financial position of the Business as at the date of this Agreement, save and except where any failure to disclose would not result in a Material Adverse Effect, and all financial transactions of the Sellers relating to the Business which have resulted in, or are reasonably likely to result in, a Material Adverse Effect have been accurately recorded in such Books and Records. Together with all disclosures made in this Agreement, the Books and Records present fairly the financial condition and the revenues, expenses, and results of the operations of the Business as of and to the Time of Closing in all material respects. Except as to be described in Schedule 3.1(m), no information, records, systems, controls, or data pertaining to or required for the operation or administration of the Business are recorded, stored, maintained by, or are otherwise dependent upon, any computerized or other system, program or device that is not exclusively owned and controlled by Tembec; and on or before the Closing Date the Sellers will have delivered originals or copies of all such records, systems, controls, or data in its possession or control, including, where applicable and subject to any applicable licensing restrictions, copies of all computer software and documentation relating thereto, where such form part of the Assets.

(n)	No Unusual Transactions. Except as to be disclosed in Schedule 3.1(n), since the date of the Financial Statements, the Business has been carried on in the ordinary course and the Sellers have not:

(i)

sold, assigned or otherwise disposed of any Assets except for (A) assets which are obsolete and which, individually or in the aggregate, do not exceed $250,000, and (B) sales of Inventory in the ordinary course of the Business;

	(ii)	incurred, discharged, satisfied or paid any liability or indebtedness other than current liabilities in the ordinary course of the Business;

	(iii)	created, assumed or granted any Encumbrance, other than Permitted Encumbrances, over any of the Assets;

	(iv)	waived or surrendered any right of material value relating to the Business or the Assets;

	(v)	terminated or amended any Material Contract other than in the ordinary course of the Business;

	(vi)	increased the pay of, or paid any pension, bonus, share of profits or other similar benefit to, any Employee except as required by the terms of an Employee Plan;

	(vii)	made or authorized any capital expenditures relating to the Business or the Assets exceeding in the aggregate $250,000;

	(viii)	made any change in the billing practices of the Business or the credit terms offered to customers of, or by suppliers to, the Business;

	(ix)	made any change in the accounting or tax practices relating to the Business or the Assets;

	(x)	made any gift of any Assets to any Person; or

	(xi)	authorized or agreed or otherwise have become committed to do anything referred to in this paragraph 3.1(n).

(o)

Assets Sufficient for the Business. The Assets and the Excluded Assets comprise all the assets used by the Sellers for the carrying on of the Business as it is currently carried on. All of the Assets are in the possession of or under the control of the Sellers.

(p)

Competing Rights to Assets. Except as provided in this Agreement, there are no agreements or arrangements in force which are capable of becoming an agreement or option to purchase any of the Assets, other than Inventory to be sold in the ordinary course of the Business.

(q)

Real Property. All Properties and the Sellers’ interest in the Leased Properties are free and clear of all Encumbrances except for the Permitted Encumbrances. The Sellers hold all rights necessary for the continued possession, enjoyment and use of the Properties and, subject to the terms of the Leases, the Leased Properties for the purpose of carrying on the Business as currently conducted without any restriction and, subject to obtaining the Required Consents, all such rights are freely assignable to the Buyer. Without limiting the generality of the foregoing:

(i)

all accounts for work and services performed and materials placed or furnished upon or in respect of the Properties and Leased Properties at the request of the Sellers have been fully paid and satisfied and to the Sellers’ knowledge no Person is entitled to claim a lien or any other form of security under any applicable construction lien legislation against the Properties, the Leased Properties or any part thereof, in each case, other than current accounts in respect of which the payment due date has not yet passed;

(ii)

there is nothing owing in respect of the Properties or the Leased Properties by the Sellers to any municipal corporation or to any other corporation or commission owning or operating a public utility for water, gas, electrical power or energy, steam or hot water, or for the use thereof, other than current accounts in respect of which the payment due date has not yet passed;

(iii)

there are no accrued due and owing material levies, charges, or fees assessed against the Properties or, to the Sellers’ knowledge, or as may be owing by the landlord under Leases for which any one or more of the Sellers is tenant, the Leased Properties by any public authority (including development or improvement levies, charges, or fees);

	(iv)	the use by the Sellers of the Properties or the Leased Properties is not in breach of any Applicable Law; and

(v)

no alteration, repair, improvement or other work that has not been completed has been ordered, directed or requested by any competent Governmental Authority to be done in respect of the Properties or, to the Sellers’ knowledge, or as may be owing by the landlord under Leases for which any one or more of the Sellers is tenant, the Leased Properties or any of the plumbing, heating, elevating, water, or drainage or electrical systems, fixtures, or works, except where the failure to complete such alteration, repair, improvement or other work would not have a Material Adverse Effect.

(r)	Leased Properties.

(i)

None of the Sellers is a party to or bound by or subject to nor have any of the Sellers agreed or become bound to enter into any license, lease or agreement to lease in respect of any real property relating to the Business, whether as lessor or lessee, licensee or licensor, other than the Leases. Schedule 1.1(kkk) will set out the parties to each of the Leases, their expiry dates, any options to renew, the locations of the leased lands and premises and the rent and other amounts payable thereunder. Except as to be described in Schedule 1.1(kkk), the Sellers occupy the Leased Properties and, subject to the terms of any of the Leases, or to any non-exclusive rights of occupation under any licences, the Sellers have the exclusive right to occupy and use the Leased Properties, subject to any Encumbrances against the Leased Properties. Each of the Leases is in good standing and in full force and effect in all material respects, and neither the Sellers nor, to the Sellers’ knowledge, any other party thereto is in breach of any covenants, conditions, or obligations contained therein the breach of which would result in a Material Adverse Change and the Sellers are entitled to all rights thereunder.

(ii)

The Sellers are exclusively entitled to all rights and benefits as lessee under the Leases for which the Sellers are the lessee, and the Sellers have not sublet, assigned, licensed, or otherwise conveyed any of its rights in the Leased Properties or in the Leases to any other Person.

(iii)

Except for the need to obtain the consent of the landlord under any of the Leases as will be set forth in Schedule 1.1(xxxx), the terms and conditions of the Leases will not be affected by, nor will any of the Leases be in default as a result of, the completion of the Purchase.

(s)	Buildings and Structures. All buildings, structures, improvements and appurtenances situated on the Properties or the Leased Properties:

(i) are in good operating condition and in a state of good maintenance and repair, except for normal wear and tear;

	(ii)	are adequate and suitable for the purposes for which they are currently being used;

	(iii)	are in compliance with Applicable Laws in all material respects;

	(iv)	to the Sellers’ knowledge, are wholly within the boundaries of the Properties or the Leased Properties, as the case may be, and do not encroach on any property owned by a third party; and

	(v)	are fully serviced and have suitable access to public roads.

(t)

Equipment. All items of Equipment with a value over $50,000 will be listed in Schedule 3.1(t) and are in a good state of repair and condition and in satisfactory working order having regard to their use and age and have been regularly and properly maintained, except for normal wear and tear.

(u)

Leased Equipment. Schedule 1.1(ll) will set out details of all Leased Equipment and describes the leases, licences, agreements or other documentation relating to them. All Equipment Leases are valid and subsisting, all rental and other payments required to be paid by the Sellers pursuant to them have been duly paid and the Sellers are not otherwise in default in meeting its obligations under them, except where such default would not have a Material Adverse Effect. The Sellers (or any one of them) are the sole lessee under the Equipment Leases and have not assigned any of the Equipment Leases or sublet its interest in any of the Leased Equipment. The Sellers have not released any of the other parties to any of the Equipment Leases from the performance of any of their obligations under them.

(v)	Intellectual Property Rights.

(i)

General. The Business IP to be listed in Schedule 1.1(o) is either legally and beneficially owned by one or more of the Sellers or is licensed to one or more of the Sellers under valid and binding licence agreements and is free from any Encumbrance. There are no Intellectual Property Rights other than those to be listed in Schedule 1.1(o) that are used exclusively in the conduct of the Business as currently conducted. Subject to obtaining the Required Consents, all of the Business IP is freely assignable to the Buyer.

(ii)

Non-infringement by Business. To the knowledge of the Sellers, the conduct of the Business does not infringe the Intellectual Property Rights of any Person and is in accordance with all agreements pursuant to which the Sellers have the right to use or license any third party Intellectual Property Rights. To the knowledge of the Sellers, no person has instituted or threatened any proceeding or action against the Sellers alleging any infringement by the Business of any Intellectual Property Rights of any Person.

	(iii)	Non-infringement by Third Party. The Sellers are not aware of any challenge, infringement or other violation of any of the Business IP by any third party.

(iv)

Intellectual Property Protection. The Sellers have used the Business IP in such a reasonable manner as to preserve its rights to it, including the use of proper notices indicating ownership of the Business IP to the extent necessary for the protection of its rights and the prevention of any disclosure to the public of any confidential information relating to the Business IP. All registrations and filings necessary to preserve the rights of the Sellers in and to any Business IP have been made. All Persons having access to or knowledge of any Business IP that is of a confidential nature have entered into appropriate non-disclosure agreements with the Sellers and, to the Sellers’ knowledge, are not in breach of any such agreement.

(v)

Employee Assignments. Each Employee has entered into a valid and subsisting contract that obliges the Employee to maintain the confidential information relating to the Business and to assign all right, title and interest in any Intellectual Property Rights created or developed in the course of their employment to the Sellers and to waive all moral rights that such Employees may have in any such Intellectual Property Rights.

(w)

Systems. Schedule 1.1(mmmmm) will contain details of the Systems and all material documentation relating to the Systems. Any of the Sellers is entitled as owner, lessee or licensee to use each part of the Systems for all purposes necessary to carry on the Business and the Business is not dependent on any information technology facilities (including data storage and processing) which are not under the exclusive ownership or control of the Sellers. The Systems:

	(i)	are free from any defect and have been and are being properly and regularly maintained; and

	(ii)	have the capacity and performance necessary to fulfil the present and foreseeable future requirements of the Business.

(x)	Disclosure of Material Contracts. The Sellers are not party to any Contract which:

	(i)	involves expenditure by the Sellers in excess of $100,000 per annum;

	(ii)	provides income to the Sellers in excess of $100,000 per annum;

	(iii)	is of a term in excess of one year; or

	(iv)	is outside the ordinary course of the Business;

other than the Contracts to be listed in Schedule 3.1(x) (the “Material Contracts”), a true and complete copy of each of which has been previously or will be supplied to the Buyer.

(y)	Contracts. Each Material Contract is valid and subsisting, in full force and effect and unamended. Subject to obtaining the Required Consents, each Material Contract is freely assignable to the Buyer.

(z)

Default. There are no outstanding defaults or breaches under any of the Material Contracts on the part of the Sellers nor with the lapse of time will the Sellers, to their knowledge, be in default under any of the Material Contracts. The Sellers are not aware of any intention on the part of any Person who is party to a Material Contract to breach, terminate, alter or amend that Material Contract.

(aa)

Major Customers and Suppliers. Schedule 3.1(aa) will set out the major customers and suppliers of the Business (being those customers and suppliers accounting for more than 70 percent of sales or purchases of the Business for the period from September 30, 2010 through to the date of this Agreement). Since October 31, 2011, there has been no cancellation or termination of, and no modification or change in, the Sellers’ business relationship with any such major customer or supplier which would have a Material Adverse Effect.

(bb)

Insurance. Particulars of all insurance policies maintained by the Sellers relating to the Business will be listed in Schedule 3.1(bb). The Sellers maintain insurance policies in force against loss on such assets, against such risks, in such amounts and to such limits as is in accordance with prudent business practices for a business such as the Business as currently conducted and having regard to the location, age and character of the Assets. The Sellers have fully complied with all requirements of such insurance, including the payment of all premiums and the prompt giving of notice of any claim or possible claim except where the failure to do so would not have a Material Adverse Effect.

(cc)

Litigation. Except as will be disclosed in Schedule 3.1(cc), there are no Legal Proceedings in progress or pending or, to the knowledge of the Sellers, threatened against or relating to the Business or the Assets which if determined adversely to the Sellers would have a Material Adverse Effect. So far as the Sellers are aware, there are no facts, matters or circumstances which could give rise to any Legal Proceeding. There is no judgment, decree, injunction, rule or order of any court or Governmental Authority outstanding against the Sellers relating to the Business or any of the Assets which could have a Material Adverse Effect.

(dd)	Guarantees. None of the Contracts contains any guarantees, indemnities or contingent or indirect obligations with respect to the liabilities, indebtedness or obligations of any other Person.

(ee)

Employee Plans. Schedule 3.1(ee) will list each retirement, pension, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, travel, incentive or other compensation plan or arrangement or other employee benefit that is maintained, or otherwise contributed to or required to be contributed to, by the Sellers relating to the Business or the Assets for the benefit of Employees or Former Employees (the “Employee Plans”) whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered other than government-sponsored employment insurance, workers’ compensation, health insurance or pension plans. Each Employee Plan has been maintained in compliance with all Applicable Law and in compliance with its terms where failure to comply would, or is reasonably likely to, result in a Material Adverse Change. Except as may be specifically described in Schedule 3.1(ee):

(i)

all contributions to, and payments from, each Employee Plan that have been required under any Employee Plan under any Applicable Law, where failure to make such contribution or payment would, or is reasonably likely to, result in a Material Adverse Change, have been made in a timely manner;

(ii)

all reports, returns, and similar documents (including applications for approval of contributions) with respect to any Employee Plan required to be filed with any Governmental Authority or distributed to any Employee Plan participant have been filed or distributed in a timely manner;

(iii)

there are no pending investigations by any Governmental Authority involving or relating to any Employee Plan, no threatened (to the Sellers’ knowledge) or pending claims (except for claims for benefits payable in the normal operation of the Employee Plans), suits or proceedings against any Employee Plan or asserting any rights or claims to benefits under any Employee Plan that could give rise to a liability which would, or is reasonably likely to, result in a Material Adverse Change nor, to the Sellers’ knowledge, are there any facts that could give rise to any material liability in the event of such investigation, claim, suit, or proceeding;

(iv)

no notice has been received by the Sellers of any material complaints or other proceedings of any kind involving the Sellers or any of the Employees or Former Employees before any pension board or committee relating to any Employee Plan;

	(v)	no amendments, promises, or communications of benefit improvements under the Employee Plans have been made by the Sellers to Employees or Former Employees, except as required by Applicable Law; and

	(vi)	none of the Employee Plans, other than the pension plans, provides post-employment, or post-retirement benefits to or in respect of the Employees or the Former Employees or to their beneficiaries.

(ff)

Collective Agreement. Except for the Collective Agreement, the Sellers have not made any Contracts with any labour union or employee association or any agent having bargaining rights for the Employees nor have the Sellers made commitments to, or conducted negotiations with, any labour union or employee association with respect to any future agreements except as required by Applicable Law. To the Sellers’ knowledge, there are no current attempts to organize or establish any labour union or employee association with respect to any Employees and, except for the certification under which the Collective Agreement was bargained, there is no other certification of any labour union. Other than grievances brought in the ordinary and normal course of the Business, none of which could, individually or collectively with other such grievances, result in a Material Adverse Change and, other than the grievances which will be described in Schedule 8.4, if any, there are no grievances against any of the Sellers of which the Sellers have received written notice under the Collective Agreement or of which any of the Sellers should reasonably be aware.

(gg)	Employees.

(i)

Schedule 1.1(dd) will list the names of all Employees, specifying the length of service, title or classification and rate of salary or hourly pay for each such Employee. Details of any bonus entitlements for each such Employee will also listed in Schedule 1.1(dd). Schedule 1.1(dd) will identify all Employees, including those on lay-off and those in receipt of benefits under workers’ compensation legislation and disability insurance, who have been absent continually from work for a period in excess of one month, as well as the reason for their absence. Except as may be described in Schedules 3.1(cc) and 1.1(dd), there are no complaints, claims, or charges outstanding or threatened (to the Sellers’ knowledge), nor are there any orders, decisions, directions, or convictions currently registered or outstanding by any Governmental Authority against or in respect of the Sellers under or in respect of any Applicable Law in relation to employment matters.

(ii)	With respect to the Business, the Sellers are in compliance with the

Workers’ Compensation Act (British Columbia), the Labour Relations Code (British Columbia), the Employment Standards Act (British Columbia), the Personal Information Protection Act (British Columbia) and the Human Rights Act (British Columbia) and other Applicable Law in relation to employment matters where failure to comply would, or is reasonably likely to, result in a Material Adverse Change and, without limiting the generality of the foregoing, except as may be disclosed in Schedules 1.1(dd) and 3.1(cc):

A.

there are no claims, complaints or appeals pending before a workers’ compensation board, labour relations board, human rights tribunal, employment standards branch or tribunal, privacy commissioner or like Governmental Authority involving the Sellers;

B.

all levies, assessments, and penalties made against the Sellers under the Workers’ Compensation Act (British Columbia) or Applicable Law (including Applicable Law of another jurisdiction) have been paid by the Sellers where the failure to pay would, or is reasonably likely to, result in a Material Adverse Change and the Sellers are properly registered for assessments under all such legislation;

	C.	to the Sellers’ knowledge, there is no audit currently being performed or contemplated by a workers’ compensation board, employment standards branch or like Governmental Authority; and

D.

the Sellers are not liable for any damages to any Employee or Former Employee resulting from the violation of any Applicable Law in relation to employment matters where the liability would, or is reasonably likely to, result in a Material Adverse Change.

(iii)

The Sellers do not have any banked overtime policy for Employees and all wages, as defined by the Employment Standards Act (British Columbia), have been paid to all Employees under the Employment Standards Act (British Columbia), the Labour Relations Code, the Collective Agreement, and individual contracts of employment.

(iv)

All accruals for unpaid vacation pay (including for banked vacation for Non-Union Employees which will be either paid by the Sellers or adjusted at the Closing and accrued vacation for Union Employees which is paid to such Union Employees at each pay period, if applicable), premiums for unemployment insurance, health premiums, Canada Pension Plan premiums, overtime, sick leave, statutory holiday pay, accrued wages, salaries and commissions have been reflected in the Books and Records.

(hh)	Environment

	(i)	To the Sellers’ knowledge and except as may be disclosed in Schedule 3.1(hh):

		A.	the Assets are now owned, and the Business is currently conducted, in compliance with all Environmental Laws in all material respects;

B.

there are no outstanding written notices or, to the Sellers’ knowledge, any oral notices, or any on-going or current investigations by any Governmental Authority of any actual or alleged material default or non-compliance under Environmental Laws with respect to the Business or the Assets; and

C.

the Sellers have not received any written or oral communication alleging any material default or non-compliance under Environmental Laws which has not been remedied with respect to the Business or the Assets or seeking to impose any Liability under Environmental Laws against the Sellers in relation to the Assets or the Business;

	(ii)	To the Sellers’ knowledge, and except as may be disclosed in Schedule 3.1(hh):

A.

the Sellers collectively hold all Environmental Permits currently required to own, use and operate the Assets and carry on the Business as conducted immediately prior to the date of this Agreement, all of which are to be listed in Part III of Schedule 1.1(ooo), except for any such Environmental Permit the absence of which would not reasonably be expected to result in a Material Adverse Change;

B.

all of the Environmental Permits that will be listed in Part III of Schedule 1.1(ooo) are valid, subsisting and in good standing and in full force and effect in accordance with their terms and the Sellers are not in material default or breach of any such Environmental Permits;

C.

no Claim has been threatened in writing (or to the Sellers’ knowledge, threatened orally), served or commenced seeking the revocation, modification, replacement or limitation of the Environmental Permits in any respect that would reasonably be expected to result in a Material Adverse Change; and

D.

the Sellers are not actively seeking to amend any of the Environmental Permits in any respect where the failure to obtain the amendment would reasonably be expected to result in a Material Adverse Change;

E.

subject to the Required Consents, none of the Environmental Permits will become void or be in default as a result of this Agreement or the completion of the transactions contemplated in this Agreement;

(iii)

To the Sellers’ knowledge and except as may be disclosed in Schedule 3.1(hh) [EXCLUSION RELATED TO SECTION 5.6 REDACTED FOR CONDIDENTIALITY REASONS], none of the Properties is at the Time of Closing a Contaminated Site as a result of operations or activities of the Sellers before the Time of Closing except as may have resulted from the ordinary course of business of the Business of the Sellers and predecessor licensees, or as is or was permitted by the applicable Environmental Permits or Environmental Laws, and no Remediation of any of the Properties is being conducted by any Person other than in the ordinary course of the Business.

(iv)

To the knowledge of the Sellers and except as may be disclosed in Schedule 3.1(hh), there are no Claims against the Sellers under or pursuant to any Environmental Laws with respect to the Business, the Properties or the Assets that would reasonably be expected to result in a Material Adverse Change.

(v)

All representations and warranties of the Sellers pertaining to environmental matters are contained solely and exclusively in this Section 3.1(hh) and all other provisions of this Agreement shall be interpreted accordingly.

(ii)	Tax Filings and Payments. The Sellers have:

	(i)		duly filed in a timely manner all returns, reports, forms or other information required to be filed with respect to all Taxes relating to the Business; and

	(ii)		paid all Taxes for all previous years and all required quarterly instalments due for the current fiscal year relating to the Business.

(jj)

GST/HST. With respect to the goods and services tax (“GST”) and the harmonized sales tax under the ETA (“HST”), Tembec Industries is registered for GST/HST purposes under registration number 896839446 RT0026 and Tembec Enterprises is registered for GST/HST purposes under registration number 132283037 RT0001;

(kk)	Canadian Residence. Tembec is a “Canadian Partnership” as defined in the Act and each of the Partners is a not a “non-resident” within the meaning of the Act.

3.2 Full Disclosure. The information contained in the documents, certificates and written statements furnished to the Buyer by or on behalf of the Sellers relating to the Business and the Assets will, on the Schedule Completion Date, be and will continue to be, true, accurate and complete and not misleading and will not omit to state any material fact which, if disclosed, might affect the decision of the Buyer to purchase the Business and the Assets. The disclosures contained in the Completed Schedules are, and the disclosures to be contained in the Outstanding Schedules will, once completed, be, true, accurate and not misleading and fully and fairly disclose every matter to which they relate.

3.3 Representations at Closing. The representations and warranties of the Sellers in this Agreement shall continue to be true, accurate and not misleading up to and including the Closing Date as if each such representation and warranty were repeated at the Closing Date with reference to the facts and circumstances then existing.

3.4 Knowledge and Awareness. If any provision in this Agreement is qualified by the expression “to the knowledge of the Sellers” or “so far as the Sellers are aware” or any similar phrases, the knowledge and awareness of the Sellers shall be deemed to refer to the actual knowledge, after reasonable inquiry, of Dennis Rounsville, Marcus Moeltner and Patrick LeBel, but without personal liability to such individuals.

3.5 Reliance. The Sellers acknowledge that the Buyer has entered into this Agreement relying on the representations and warranties of the Sellers under this Agreement and the rights and remedies of the Buyer with respect to any breach of such representations and warranties shall not be affected by:

(a)	any investigation or independent searches that have been or may be undertaken by or on behalf of the Buyer; or

(b)	any information which is now known, or may become known, to the Buyer or its officers, directors or professional advisers except for such information as is expressly set out in this Agreement.

PART 4

BUYER’S REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties. In order to induce the Sellers to enter into and consummate this Agreement, the Buyer represents and warrants to the Sellers that the following statements set out in this Part 4 are true and correct in all material respects.

(a)	Organization and Good Standing. The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of British Columbia.

(b)

Capacity. The Buyer has the right and authority to enter into this Agreement on the terms and conditions set out in it and has duly passed all corporate resolutions necessary to authorize the transactions contemplated by this Agreement. This Agreement constitutes a valid and binding obligation of the Buyer enforceable against it in accordance with its terms, subject to any limitation under Applicable Law relating to (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)

Governmental Authorization. Except as expressly referred to in this Agreement, the execution, delivery and performance of this Agreement by the Buyer requires no action by, consent or approval of, or filing with, any Governmental Authority or any other Person.

(d)

No Violation. The execution and delivery of this Agreement by the Buyer and the Purchase will not result in the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause a right of termination, cancellation, or the acceleration of, any obligation of the Buyer under:

	(i)	any contract to which the Buyer is a party;

	(ii)	any provision of the constating documents or by-laws of the Buyer;

	(iii)	any judgment, decree, order, or award of any Governmental Authority having jurisdiction over the Buyer; or

	(iv)	any Applicable Law, other than a breach or a default which, individually or in the aggregate, would not have a Material Adverse Effect.

(e)	GST/HST. The Buyer is registered for GST/HST purposes under registration number 897405643RT0001.

(f)

Litigation. There are no Legal Proceedings in progress, pending, or to the Buyer’s knowledge, threatened against the Buyer, which prohibits, restricts or seeks to enjoin the transactions contemplated by this Agreement.

(g)	Canadian Residence. The Buyer is not a non-Canadian within the meaning of the Investment Canada Act.

4.2 Representations at Closing. The representations and warranties of the Buyer in this Agreement shall continue to be true, accurate and not misleading up to and including the Closing Date as if each such representation and warranty were repeated at the Closing Date with reference to the facts and circumstances then existing.

PART 5

COVENANTS

5.1 Access to Information. Between the date of this Agreement and the Closing Date, the Sellers will make available to the Buyer and its directors, officers, employees, agents, advisers and other authorized representatives and, if reasonably requested by the Buyer, provide a copy to the Buyer, at the Sellers’ expense, of all title documents, Contracts, financial statements, policies, plans, reports, Licences, books of account, accounting records, and other documents, information, and data relating exclusively to the Business or the Assets. Between the date of this Agreement and the Closing Date, the Sellers will give the Buyer and its authorized representatives reasonable access to the Assets and the Business on reasonable prior notice to the Sellers, provided such access does not unreasonably interfere with the operation of the Business.

5.2 Conduct of Business Prior to Closing. Except as otherwise permitted by this Agreement and without limiting any other obligations of the Sellers under this Agreement, during the period from the date of this Agreement to the Closing Date, the Sellers shall:

(a)	conduct the Business diligently and in the ordinary course of Business consistent with past practice;

(b)

use commercially reasonable efforts to continue in force and effect all existing policies of insurance or renewals thereof currently maintained by the Sellers, maintain insurance on all the Assets at least to the levels as they are insured on the date of this Agreement, and give all notices and present all claims under all policies of insurance in a due and timely fashion; the proceeds of any such insurance (excluding business interruption insurance proceeds payable with respect to the periods prior to the Time of Closing which are to the Sellers’ account) which become payable as a result of any physical loss or damage to the Assets or any part thereof after the date of this Agreement until the Time of Closing will, to the extent not applied to the repair or replacement of such Assets prior to the Time of Closing, be deemed to be included as part of the Assets;

(c)	use commercially reasonable efforts to preserve intact the Business and the Assets (other than sale of Inventory in the ordinary course of the Business);

(d)	comply in all material respects with all Applicable Law affecting the operation of the Business and pay all required Taxes;

(e)

pay and discharge all liabilities or obligations of the Sellers in the ordinary course of Business consistent with past practice, except for such liabilities or obligations as may be contested by the Sellers in good faith; and

(f)	pay the Employees’ wages and benefits up to and including the Closing Date.

5.3 Restrictions Prior to Closing. Except as otherwise permitted by this Agreement or with the prior written consent of the Buyer, during the period from the date of this Agreement to the Closing Date, the Sellers shall not:

(a)	incur or agree to incur any liability in relation to the Business other than in the ordinary course of the Business;

(b)

take any action or omit to take any action which would, or could reasonably be expected to, result in a breach of, or render untrue or misleading, any representation or warranty of the Sellers contained in this Agreement, if such representation or warranty were repeated at any time before Closing by reference to the facts and circumstances then existing; and

(c)

unless required by Applicable Law, or required for the safety of workers or for the protection of the environment or required to repair or replace any loss or damage to the Assets arising subsequent to the execution of this Agreement, all as determined by the Sellers acting reasonably, commence any new capital expenditures for the Business, provided, however, that any capital expenditures of the Business now underway or for which a binding contract for construction or purchase has been made, will be continued; and

(d)

amend or vary any of the Forest Tenures or any of the Material Contracts or Licences, or enter into any agreement or lease or obtain any additional permit, right of way, licence, or similar right in connection with the Business except:

(i)

agreements or amendments entered into in the ordinary course of business with terms not exceeding three months or which can be terminated on not more than three months’ notice without any increased liability as a result of such termination;

	(ii)	renewals or replacements of any of the Forest Tenures or Licences; and

(iii)

any additional agreements, permits, leases, rights of way, licences, or similar rights obtained or entered into in the ordinary course of business of the Business or as required by Applicable Law (including under the Forest Laws); and

(e)	unless required by Applicable Law, make any amendments, promises, or communications of benefit improvements under the Employee Plans.

5.4 Completion of the Outstanding Schedules.

(a)	The Sellers shall:

	(i)	diligently and in good faith complete the Outstanding Schedules; and

(ii)

on or before the Schedule Delivery Date, deliver to the Buyer the completed Outstanding Schedules and copies of all of the documents relating to the Business (including all Contracts and Licences) that are referred to in the Schedules; provided that, in the event Additional Schedules are provided by the Sellers to the Buyer, the Sellers shall also provide the Buyer with a revised version of this Agreement containing references to such Additional Schedules.

(b)

The completion of the Outstanding Schedules shall be subject to the Buyer’s approval, acting reasonably, and the Buyer’s approval may be withheld with respect to any information in the Outstanding Schedules that would result in a Material Adverse Change. Upon receipt of the completed Outstanding Schedules, the Buyer shall review them and, on or before the Schedule Completion Date, advise the Sellers in writing whether the Buyer has approved such Outstanding Schedules.

(c)

If the Buyer does not approve the Outstanding Schedules, it may terminate this Agreement by notice in writing to the Sellers following the expiry of the Schedule Completion Date, provided that, if the Buyer does not terminate this Agreement prior to Closing, the Buyer shall, for greater certainty without prejudice to any of its rights in this Agreement with respect to a breach of representation or warranty or a representation or warranty being or becoming untrue or incorrect, be deemed to have accepted the Outstanding Schedules in the form provided by the Sellers.

5.5 Negotiations Prior to Closing. During the period from the date of this Agreement to the Closing Date, the Parties shall continue to negotiate in good faith the following matters:

(a)	the Residual Fibre Supply Agreement [PROVISION RELATED TO SCHEDULE 1.1(ZZZZ) REDACTED FOR CONFIDENTIALITY REASONS];

(b)	the Private Forest Lands Agreement [PROVISION RELATED TO SCHEDULE 1.1(MMMM) REDACTED FOR CONFIDENTIALITY REASONS];

(c)	the future location of the chip plant;

(d)	if required by the Buyer, the period of time and other terms and conditions on which access to the Planer Facility will be made available to the Buyer;

(e)	if required by the Buyer, the period of time and other terms and conditions on which access to the Cranbrook Office will be made available to the Buyer; and

(f)

whether a transition services agreement between the Buyer and the Sellers will be required in order to address certain transitional issues following Closing and, if so, the terms and conditions of such agreement.

5.6 [REDACTED FOR CONFIDENTIALITY REASONS]

5.7 Forestry Data.

The Parties recognize that substantial forestry data necessary exclusively for the operation of the Business is contained on the Sellers’ software. The Sellers will, at their own expense and as of the Closing Date:

(a)	transfer to the Buyer all data relating to the Business and the Assets contained on its forestry software and reasonably required for the operation of the Business; and

(b)

to the extent that the Buyer’s forestry software is not compatible with the Sellers’ forestry software and as such the said data may not be easily integrated into the Buyer’s forestry software, make available to the Buyer for a period of three months from the Closing Date, at the Buyer’s sole cost and expense, any such data as may be reasonably required by it in its operation of the Business.

5.8 Requests for Approvals. The Parties will use all commercially reasonable efforts to obtain or cause to be obtained , on or prior to the Closing Date:

(a)	the Required Consents; and

(b)	if applicable, the re-issuance of any one or more of the Contracts or Licences in the name of the Buyer;

and the Sellers will not, except as contemplated by this Agreement or with the prior written consent of the Buyer, agree to any amendment or variation to the terms of such Contracts and Licences in connection with, or as a condition of, such assignment or re-issuance. Any obligation on the part of either Party to use commercially reasonably efforts to obtain any Required Consent will not require such Party to make any payment to any Person for the purpose of procuring the same, other than payments for amounts otherwise due and payable to such Person, payments for incidental expenses incurred by such Person, and payments required by any Applicable Law.

5.9 Agreements Requiring Consent. Where a consent of a third party is required to permit the transfer or assignment to the Buyer of the Sellers’ interest in any of the Contracts or Licences, the assignment of those agreements and rights in respect of which the Required Consent has not been received on or before the Closing Date will not be effective in each case until the applicable consent has been received and such agreement or right will be held by the Sellers following the Closing in trust for the benefit and exclusive use of the Buyer. The Parties will continue to use all commercially reasonable efforts to obtain the Required Consents and will only make use of such agreements and rights in accordance with the directions (and at the additional expense, if any,) of the Buyer that do not conflict with the terms of such Contracts and Licences.

5.10 Notification.

(a)

Upon becoming aware thereof, the Sellers shall immediately notify the Buyer and the Buyer shall immediately notify the Sellers, as the case may be, in writing of any action or circumstance which may arise between the date of this Agreement and the Closing Date which results, or may result, in:

	(i)	a Material Adverse Change;

(ii)

a breach of any representation or warranty of the Sellers contained in this Agreement, if such representation or warranty were repeated at any time before Closing by reference to the facts and circumstances then existing; or

	(iii)	any of the information provided in the Schedules becoming untrue, incorrect or misleading in any material respect.

(b)

Following notice by either the Sellers or the Buyer under paragraph 5.10(a), the Sellers may, with the Buyer’s prior written consent, not to be unreasonably withheld, amend the Schedules to qualify the applicable representations and warranties, provided that such amendment does not result in a Material Adverse Change.

(c)

If the proposed amendment to the Schedules would result in a Material Adverse Change, and the Buyer does not consent to such amendment, the Buyer may terminate this Agreement by notice in writing to the Sellers within five Business Days of receiving the revised Schedules.

5.11 Exclusivity. From the date of signing of this Agreement by both Parties up to and including the Closing Date, the Sellers will not, and will ensure that the directors, officers or employees of the Sellers do not, directly or indirectly enter into any Contract for, or take any action to continue, solicit, initiate, entertain, discuss or consider any offers, enquiries or proposals relating to the possible disposition or transfer of the Assets.

5.12 Discharge of Security. The Sellers will obtain, on or prior to the Closing Date, complete releases and discharges of any Permitted Encumbrances, other than those, if any, which the Buyer has agreed not to be released and discharged and which will be so identified in Schedule 1.1(aaaa) .

5.13 Actions to Satisfy Closing Conditions. Subject to this Part 5, the Sellers will use their commercially reasonable efforts to ensure compliance with all of the conditions set forth in Section 6.1 and the Buyer will use its commercially reasonable efforts to ensure compliance with all of the conditions set forth in Section 6.3. The Buyer will cooperate with the Sellers in obtaining the Required Consents including providing information of the Buyer as is reasonably requested by a third party in order to grant its consent.

PART 6

CONDITIONS

6.1 Buyer’s Conditions. The obligations of the Buyer to complete the Purchase shall be subject to the fulfilment of each of the following conditions on or before the Closing Date.

(a)

Accuracy of Representations and Warranties. The representations and warranties of the Sellers set out in this Agreement shall be true and correct in all material respects as at the Closing Date with the same force and effect as if such representations and warranties were made on and as of such date. However, (i) if a representation and warranty is qualified by materiality or Material Adverse Effect, it must be true and correct in all respects after giving effect to such qualification and (ii) if a representation and warranty speaks only as of a specific date it only needs to be true and correct as of that date, and a certificate of a senior officer of each of the Partners, dated the Closing Date, to that effect will have been delivered to the Buyer, such certificate to be in form and substance satisfactory to the Buyer, acting reasonably.

(b)

Licences and Consents. All Required Consents, including the Lender Consents, shall have been obtained from the appropriate Governmental Authorities and other Persons on terms satisfactory to the Buyer, acting reasonably.

(c)

Competition Act. An advance ruling certificate, or confirmation of no action from the Commissioner of Competition (or a duly appointed representative) under the Competition Act in connection with the completion of any of the transactions contemplated by this Agreement or the performance of any of the terms and conditions of this Agreement shall have been issued on terms satisfactory to the Buyer and, if prenotification under the Competition Act is required, the expiry or waiver of all relevant waiting periods.

(d)

Performance of Obligations. The Sellers shall have performed and complied in all material respects, with all obligations, covenants and agreements to be performed and complied with by the Sellers under this Agreement on or before the Closing Date, and a certificate of a senior officer of each of the Partners, dated the Closing Date, to that effect will have been delivered to the Buyer, such certificate to be in form and substance satisfactory to the Buyer, acting reasonably.

(e)	Material Adverse Change. Since the date of this Agreement, there shall have been no Material Adverse Change.

(f)	Ancillary Agreements. The Sellers and the Buyer shall have entered into:

	(i)	the Residual Fibre Supply Agreement; and

	(ii)	the Private Forest Lands Agreement.

(g)	Schedules. The Buyer shall have:

	(i)	received the completed Outstanding Schedules and copies of all of the documents relating to the Business (including all Contracts and Licences) that are referred to in the Schedules; and

	(ii)	approved the completed Outstanding Schedules in accordance with paragraphs 5.4(b) and 5.4(c).

(h)	Closing Documentation. All documents listed in Section 10.5 shall have been received by the Buyer.

(i)

Discharge of Security Interests. Discharge of security interest and other Encumbrances, other than Permitted Encumbrances which are not required to be discharged prior to the Closing Date, registered against the Assets.

6.2 Waiver. The conditions contained in Section 6.1 are for the exclusive benefit of the Buyer and may be waived by it in whole or in part at any time.

6.3 Sellers’ Conditions. The obligations of the Sellers to complete the Purchase shall be subject to the fulfilment of each of the following conditions on or before the Closing Date.

(a)

Accuracy of Representations and Warranties. The representations and warranties of the Buyer set out in this Agreement shall be true and correct in all material respects as at the Closing Date with the same force and effect as if such representations and warranties were made on and as of such date. However, if a representation and warranty is qualified by materiality or Material Adverse Effect, it must be true and correct in all respects after giving effect to such qualification, and a certificate of a senior officer of the Buyer, dated the Closing Date, to that effect will have been delivered to the Sellers, such certificate to be in form and substance satisfactory to the Sellers, acting reasonably.

(b)	Licences and Consents. All Required Consents shall have been obtained from the appropriate Governmental Authorities and other Persons on terms satisfactory to the Sellers, acting reasonably.

(c)

Competition Act. An advance ruling certificate, or confirmation of no action from the Commissioner of Competition (or a duly appointed representative) under the Competition Act in connection with the completion of any of the transactions contemplated by this Agreement or the performance of any of the terms and conditions of this Agreement shall have been issued on terms satisfactory to the Sellers and, if prenotification under the Competition Act is required, the expiry or waiver of all relevant waiting periods.

(d)

Performance of Obligations. The Buyer shall have performed and complied in all material respects with all obligations, covenants and agreements to be performed and complied with by the Buyer under this Agreement on or before the Closing Date, and a certificate of a senior officer of the Buyer, dated the Closing Date, to that effect will have been delivered to the Sellers, such certificate to be in form and substance satisfactory to the Sellers, acting reasonably.

(e)	Ancillary Agreements. The Sellers and the Buyer shall have entered into:

(i) the Residual Fibre Supply Agreement; and

(ii) the Private Forest Lands Agreement.

(f)	Closing Documentation. All documents listed in Section 10.6 shall have been received by the Sellers.

6.4 Waiver. The conditions contained in Section 6.3 are for the exclusive benefit of the Sellers and may be waived by it in whole or in part at any time.

6.5 Waiver of Site Profile. Under Section 4(13)(a) of the Contaminated Sites Regulation (B.C. Reg. 375/96) the Buyer waives the Sellers’ duty to provide the Buyer with a site profile under Section 40(6) of the Environmental Management Act (British Columbia).

6.6 Forest Tenures and Road Permits. The Purchase is subject to the Minister of Forests having provided a written notice to proceed under Section 54.1 of the Forest Act (British Columbia) for the transfer of the Forest Tenures and Road Permits from the Sellers to the Buyer on terms mutually acceptable to the Sellers and the Buyer, each acting reasonably, and the Closing will occur by the date specified in that notice as the latest date by which the Purchase may occur. The foregoing condition is for the mutual benefit of the Parties and may be waived in whole or in part only if jointly waived by the Parties.

6.7 Compliance with the FOREST ACT. The Parties will proceed promptly and diligently, will cooperate and assist each other, and use all commercially reasonable efforts in completing the notification process and obtaining a notice to proceed from the Minister of Forests under Section 54.1 of the Forest Act (British Columbia) as soon as reasonably possible in connection with the transfer of the Forest Tenures and Road Permits from the Sellers to the Buyer effective on or before the Closing. The Sellers and the Buyer acknowledge that under the Forest Act (British Columbia), they may be required to enter into an arrangement on or before the Closing Date with the Ministry of Small Business and Revenue for the payment to the Province of British Columbia of all money required to be paid to the Province in relation to the Forest Tenures or Road Permits under the circumstances set out in Section 130(1.1) of the Forest Act (British Columbia) arising on or before the Closing Date (the “Transfer Arrangement”). The foregoing conditions is for the mutual benefit of the Parties and may be waived in whole or in part only if jointly waived by the Parties.

6.8 No Legal Action. No action or proceeding will be pending or threatened by any Person (other than the Sellers or the Buyer) in any jurisdiction, and no order or notice will have been made or issued or delivered by any Governmental Authority, seeking to enjoin, restrict or prohibit, or enjoining, restricting or prohibiting, on a temporary basis any of the transactions contemplated by this Agreement or imposing any temporary or permanent terms or conditions on the transactions contemplated by this Agreement. The foregoing condition is for the mutual benefit of the Parties and may be waived in whole or in part only if jointly waived by the Parties.

PART 7

RESPONSIBILITY FOR LIABILITIES AND OBLIGATIONS

7.1 Assumed Liabilities and Obligations. With effect from the Time of Closing, the Buyer shall assume and be responsible for the performance of all obligations and liabilities which are to be observed, performed, paid, due or accruing due from and after Closing with respect to the Business and the Assets other than the Excluded Liabilities (collectively, the “Assumed Liabilities”), including under:

(a)	the Net Working Capital, including the Accrued Silvicultural Liabilities;

(b)	the Forest Tenures and under Applicable Law, including under the Forest Laws with respect to the Forest Tenures;

(c)	the Contracts;

(d)	the Licences;

(e)	[ASSUMED LIABILITY IN CONNECTION WITH SECTION 5.6 REDACTED FOR CONFIDENTIALITY REASONS];

(f)

any export taxes or other analogous measures payable in respect of the Business or the Assets as a result of any award rendered in connection with the SLA Dispute in respect of benefits conferred on Canadian softwood lumber producers prior to the date of such award (the “SLA Dispute Export Taxes”);

(g)

all liabilities, obligations and commitments that exist on or accrue from and after the Closing relating to, arising out of or in connection with the Buyer's employment of the Employees or Buyer’s offer of employment made under Section 8.1 or 8.2 (except as specifically excluded pursuant to Section 7.2(i)) or the Buyer’s failure to offer employment to any Employee or otherwise satisfy its obligations under Section 8.1 or 8.2 , or as may be required pursuant to Applicable Law; and

(h)	any other contract, agreement or obligation specifically agreed to be assumed by the Buyer in this Agreement,

and the Buyer shall be responsible for any losses, costs, damages, liabilities and fees (including reasonable legal fees) suffered or incurred by the Sellers as a result of, or arising out of, the failure of the Buyer to perform or pay and of the Assumed Liabilities.

7.2 Excluded Liabilities. Except as otherwise provided in Section 7.1, for greater certainty, and without limiting the generality of the foregoing or Section 9.3, the Buyer will not assume and will not be responsible for any of the following liabilities and obligations with respect to the Business and the Assets (the “Excluded Liabilities”):

(a)	Taxes payable by the Sellers (including tax reassessments for prior years) except as expressly provided in Section 2.11;

(b)	liabilities of the Sellers incurred in connection with any business or activity of the Sellers which do not relate exclusively to the Business or the Assets;

(c)	liabilities relating to Employee Plans except as to be specifically assumed by the Buyer as provided in Part 8;

(d)	liabilities and obligations of the Business to the Sellers;

(e)

obligations and liabilities for legal, accounting, audit and investment banking fees, brokerage commissions and any other expense incurred by the Sellers with respect to the transactions contemplated by this Agreement;

(f)	obligations and liabilities of the Sellers to banks, financial institutions, or other Persons with respect to borrowed money or otherwise;

(g)

liabilities of the Sellers arising prior to the Time of Closing under the Contracts and Licences, except the Accrued Silvicultural Liabilities, including liabilities in respect of any breach of representation, warranty or covenant contained in, or any claim for indemnification pursuant to, any Contract or Licence, to the extent that such breach or claim arose out of the Sellers’ performance or non-performance thereunder prior to the Time of Closing, regardless of when said breach or claim is asserted;

(h)	all liabilities, obligations or commitments that relate to or arise out of or are in connection with any Employee's employment with the Sellers prior to the earlier of:

	(i)	Closing;

	(ii)	acceptance by such Employee of the Buyer's offer of employment made under Section 8.1 or 8.2; or

	(iii)	the termination or transfer of that employment on or before the later of Closing or acceptance of the Buyer's offer of employment made under Section 8.1 or 8.2;

(i)

all liabilities, obligations or commitments that relate to or arise out of or are in connection with any Employee that does not accept the Buyer’s offer of employment made under Section 8.1 or 8.2; and

(j)	any other liabilities which the Sellers expressly retains under this Agreement or for which the Sellers have agreed to indemnify the Buyer.

PART 8

EMPLOYEES

8.1 Obligations Under the Collective Agreement. The Buyer acknowledges that it is a successor employer as that term is defined in the British Columbia Labour Relations Code. On the Closing Date, the Buyer will, subject to Section 8.4, assume all obligations and liabilities under and in respect of, and will become bound by, the Collective Agreement, and will offer continuing employment to all Employees who are subject to, and whose terms and conditions of employment are governed by, the Collective Agreement (the “Union Employees”). Subject to Section 8.4, the Sellers will not be responsible for any obligations and liabilities arising under the Collective Agreement from and after the Closing Date in respect of the Union Employees and the Buyer will indemnify and hold harmless the Sellers from and against all Losses arising in respect of the foregoing assumption of obligations and liabilities under and in respect of the Collective Agreement and the employment of the Union Employees from and after the Closing Date. The Sellers will, jointly and severally, indemnify and hold harmless the Buyer from and against all Losses arising in respect of obligations and liabilities under and in respect of the Collective Agreement and the employment of the Union Employees that arise at any time prior to the Closing Date, including any failure by the Sellers to comply with section 54 of the British Columbia Labour Relations Code.

8.2 Transfers of Employment. The Parties will cooperate to effect an orderly transfer of employment of Employees who are not Union Employees (the “Non-Union Employees”) from the Sellers to the Buyer effective as of the Closing Date. For greater certainty, the Parties agree that their respective obligations pursuant to this Section 8.2 are conditional upon Closing.

(a)	The Sellers will:

(i)

pay to the Non-Union Employees all accrued or earned and outstanding compensation owing to them as of the Closing Date, including any salary, wages, overtime, benefits, commissions, bonuses, incentive payments, and sick leave pay owing to them; and

	(ii)	provide evidence of such payment to the Buyer at the Closing; and

(b)	The Buyer will give offers of employment (such employment to commence on the Closing Date) to each of the Non-Union Employees, such offers to provide:

(i)

a substantially comparable job function, title and location as each such Non-Union Employee was performing, held or had immediately prior to the Closing Date without material diminution of job responsibility or authority;

(ii)

substantially comparable remuneration (other than Employee Plan coverage) as each such Non-Union Employee received immediately prior to the Closing Date (which remuneration has been disclosed to the Buyer on a confidential basis);

	(iii)	benefits that are substantially comparable in the aggregate to those made available to Non-Union Employees by the Sellers immediately prior to the Closing Date;

	(iv)	recognition of the Non-Union Employees' previous years of service with the Sellers; and

	(v)	participation in a registered pension plan.

8.3 Certain Obligations Respecting Employees. For all Employees who become employed by the Buyer under Sections 8.1 or 8.2:

(a)

other than in respect of any industry wide or multi-employer pension or health benefit plans, all Non-Union Employees who accept offers of employment with the Buyer will cease to participate in all Employee Plans effective at 11:59 p.m. immediately prior to the Closing Date and will be entitled to participate in the Buyer’s benefit plans (the “Replacement Plans”), effective as at the Closing;

(b)

other than in respect of any specific obligations to the contrary under the Collective Agreement, the Buyer is not assuming any of the Employee Plans and the Buyer will have no liability whatsoever to Employees or Former Employees with respect to any benefits, including accrued or future benefits, under any such Employee Plans (other than as provided in this Agreement), whether or not any of such Employees or Former Employees are offered employment by or become employees of, the Buyer, and the Sellers will defend, indemnify and hold the Buyer harmless against any claims that it has liability under such Employee Plans; and

(c)	each Non-Union Employee who is a participant in an Employee Plan that is a pension plan will as of the Closing:

	(i)	become fully vested in all benefits accrued under each such Employee Plan that is a pension plan prior to the Closing;

	(ii)	cease to participate or accrue further benefits under each such Employee Plan that is a pension plan after the Closing; and

(d)	an Employee’s service with the Sellers prior to the Closing will be recognized in the Replacement Plans solely for the purposes of the Employee’s vesting period thereunder.

8.4 Unresolved Labour Disputes. All grievances, references, arbitrations, complaints, disputes, claims, actions, suits, demands or other proceedings under the Collective Agreement (collectively, “Labour Disputes”) filed before the Closing Date (including those which may be described in Schedule 8.4) and all Labour Disputes filed no later than six months after the Closing Date that are based on events that occurred before the Closing Date, will be the sole liability and responsibility of the Sellers and:

(a)	the Sellers will at all times act bona fide and reasonably to minimize any impact on the ongoing relationship between the Buyer and the Employees;

(b)

the Buyer will be consulted with and kept fully informed of the status of all Labour Disputes and will be provided with a reasonable opportunity to participate in the dispute resolution process to the extent that it does not interfere with the Sellers’ conduct thereof;

(c)	the Buyer may, at any time, assume responsibility and liability for and conduct of any Labour Disputes; and

(d)

if the Sellers determine that they wishes to settle any Labour Disputes and the terms of such settlement include payment of a monetary amount (the “Settlement Amount”) they will notify the Buyer of such determination together with reasonable particulars concerning the proposed settlement and the Buyer may, by notice to the Sellers delivered within two Business Days of receipt of written notice from the Sellers, assume conduct of such Labour Dispute, in which case the Sellers’ responsibility and liability in respect of such Labour Dispute will be limited to the Settlement Amount, which will not include any reimbursement or liability to the Buyer for costs associated with the conduct of the Labour Dispute.

8.5 Privacy Obligations.

(a)

The Buyer warrants and agrees that it shall comply, and shall ensure its employees, agents and representatives comply, with all Applicable Laws governing the collection, use, disclosure, retention, destruction and storage of any Personal Information, including in respect of the Employees, that is or has been conveyed or disclosed to the Buyer by the Sellers in connection with this Agreement.

(b)

The Buyer shall use appropriate security measures to safeguard all Personal Information conveyed, transferred or disclosed to it, and to protect it against accidental or unauthorized access, use, destruction or disclosure.

(c)	The Buyer covenants and agrees to:

(i)

prior to the completion of the transactions contemplated herein, collect, use and disclose the Personal Information solely for the purpose of reviewing and completing the transactions contemplated herein, including determining whether to complete such transactions;

(ii)

after the completion of the transactions contemplated herein, collect, use and disclose the Personal Information only for those purposes for which the Personal Information was initially collected from, or in respect of, the individual to which such Personal Information relates, or for the completion of the transactions contemplated herein, unless (a) the Buyer has first notified such individual of such additional purpose, and where required by Applicable Law, obtained the consent of such individual to such additional purpose, or (b) such use or disclosure is permitted or authorized by Applicable Law, without notice to, or consent from, such individual;

(iii)

where required by Applicable Law, promptly notify the individuals to whom the Personal Information relates that the transactions contemplated herein have taken place and that the Personal Information has been disclosed to the Buyer;

	(iv)	immediately and securely return or destroy the Personal Information, at the option of the Sellers, should the transactions contemplated herein not be completed.

PART 9

SURVIVAL AND INDEMNITY

9.1 Survival of Sellers’ Representations and Warranties. Subject to this Part 9, the representations and warranties of the Sellers in this Agreement shall survive Closing and, notwithstanding any investigation made by or on behalf of the Buyer under this Agreement with respect thereto, any knowledge of the Buyer and Closing, shall continue in full force and effect for the benefit of the Buyer for a period of 18 months following the Closing Date, except for:

(a)

the Environmental Representations which shall continue in full force and effect for the benefit of the Buyer for a period of three years following the Closing Date, provided that, [CONDITION RELATED TO SECTION 5.6 REDACTED FOR CONFIDENTIALITY REASONS], the representation and warranty contained in paragraph 3.1(hh)(iii) shall not survive Closing with respect to the Sites;

(b)

the representations and warranties of the Sellers set out at paragraph 3.1(jj) which shall continue in full and force and effect for the benefit of the Buyer until the date on the last applicable limitation period under any Applicable Law relating to tax matters expires with respect to the applicable taxation year, except to the extent a Claim is made in respect of a misrepresentation made or fraud committed in filing a tax return or supplying information for the purposes of any Applicable Law relating to tax matters, in which case such representations and warranties shall continue in full force and effect without limitation of time for the benefit of the Buyer; and

(c)

the representations and warranties set out at paragraphs 3.1(b)(capacity of Sellers), 3.1(d) (ownership of assets), 3.1(g)(i) (Forest Tenures, only with respect to ownership of the Forest Tenures) and 3.1(o) (Assets sufficient for Business), each of which shall continue in full force and effect without limitation of time for the benefit of the Buyer.

9.2 Survival of Buyer’s Representations and Warranties. Subject to this Part 9, the representations and warranties of the Buyer in this Agreement shall survive Closing and, notwithstanding any investigation made by or on behalf of the Sellers under this Agreement with respect thereto, any knowledge of the Sellers and Closing, shall continue in full force and effect for the benefit of the Sellers for a period of 18 months following the Closing Date, except the representations and warranties of the Buyer set out at paragraphs 4.1(a) (organization and good standing) and 4.1(b) (capacity), each of which shall continue in full force and effect without limitation of time for the benefit of the Sellers.

9.3 General Indemnification by the Sellers. Without limiting any other indemnity obligation of the Sellers contained in this Agreement or any other document delivered under this Agreement, subject to Sections 9.5 to 9.8, the Sellers will, jointly and severally, provided that the Buyer first make a Claim in respect of such indemnity against Tembec before making any such Claim against either one or both of the Partners, indemnify and save harmless the Buyer from and against all Losses suffered or incurred by the Buyer as a result of or arising directly or indirectly out of or in connection with:

(a)

any breach by any of the Sellers of or any inaccuracy of any representation or warranty of the Sellers contained in this Agreement or in any agreement, certificate, or other document delivered under this Agreement for which a notice of claim under Section 9.5 has been provided to the Sellers within the applicable time period specified in Section 9.1;

(b)	any breach or non-performance by the Sellers of any covenant to be performed under this Agreement or in any agreement, certificate, or other document delivered under this Agreement; and

(c)	the Excluded Liabilities.

9.4 General Indemnification by the Buyer. Without limiting any other indemnity obligation of the Buyer contained in this Agreement or any other document delivered under this Agreement, subject to Sections 9.5 to 9.8, the Buyer will indemnify and save harmless the Sellers from and against all Losses suffered or incurred by the Sellers as a result of or arising directly or indirectly out of or in connection with:

(a)

any breach by the Buyer of or any inaccuracy of any representation or warranty contained in this Agreement or in any agreement, certificate, or other document delivered under this Agreement for which a notice of claim under Section 9.5 has been provided to the Buyer within the applicable time period specified in Section 9.2;

(b)	any breach or non-performance by the Buyer of any covenant to be performed under this Agreement or in any agreement, certificate, or other document delivered under this Agreement;

(c)	any failure of the Buyer to discharge, perform, or fulfill any of the Accrued Silvicultural Liabilities; and

(d)

the operations of the Business after the Time of Closing including any failure by the Buyer to pay, satisfy, discharge, perform or fulfil any of the Assumed Liabilities or any of the other obligations and liabilities of the Sellers to be assumed by the Buyer under this Agreement.

9.5 Notice of Indemnity Claim. If a Party (the “Indemnified Party”) becomes aware of any Claim for which the other Party (the “Indemnifying Party”) agreed to indemnify the Indemnified Party under Sections 9.3 or 9.4 or any other provision of this Agreement, the Indemnified Party will promptly give written notice thereof to the Indemnifying Party. Such notice will specify whether the Claim arises as a result of a Third Party Claim made against an Indemnified Party or whether the Claim does not so arise (a “Direct Claim”), and will also specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Claim; and

(b)	the amount of the Claim, if known.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to effectively contest the determination of any liability susceptible of being contested, the Indemnifying Party will be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice under this Section 9.5.

9.6 Direct Claims.

(a)

For any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party will have 30 days to investigate the Claim. For the purpose of such investigation, the Indemnified Party will make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If the Parties agree at or prior to the expiration of such 30-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party will immediately pay to the Indemnified Party the full agreed upon amount of the Claim.

(b)

If the Indemnifying Party disputes the validity or amount of the Direct Claim, the Indemnifying Party shall provide written notice of the dispute to the Indemnified Party within the 30 day period specified in Section 9.6(a). The dispute notice must describe in reasonable detail the nature of the Indemnifying Party’s dispute. During the 30-day period immediately following receipt of a dispute notice by the Indemnified Party, the Indemnifying Party and the Indemnified Party shall attempt in good faith to resolve the dispute. If the Indemnifying Party and the Indemnified Party fail to resolve the dispute within that 30-day time period, the Indemnified Party is free to pursue all rights and remedies available to it, subject to this Agreement. If the Indemnifying Party fails to respond in writing to the Direct Claim within the 30-day period specified in Section 9.6(a), the Indemnifying Party is deemed to have rejected the Direct Claim, in which event the Indemnified Party is free to pursue all rights remedies available to it, subject to this Agreement.

9.7 Third Party Claims.

(a)	For any Third Party Claim, the Indemnifying Party may participate in or assume control of the negotiation, settlement, or defence of the Claim.

(b)

In order to assume the investigation and defence of a Third Party Claim, the Indemnifying Party must give the Indemnified Party written notice of its election within 30 days of Indemnifying Party’s receipt of notice of the Third Party Claim.

(c)	If the Indemnifying Party assumes the investigation and defence of a Third Party Claim:

	(i)	the Indemnifying Party will pay for all costs and expenses of the investigation and defence of the Third Party Claim except that the Indemnifying Party will not, so long as it diligently conducts such defence, be liable to the Indemnified Party for any fees of other counsel or any other expenses with respect to the defence of the Third Party Claim, incurred by the Indemnified Party after the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim;

(ii)

the Indemnifying Party will reimburse the Indemnified Party for all costs and expenses incurred by the Indemnified Party in connection with the investigation and defence of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim.

(d)

If the Indemnified Party undertakes the defence of the Third Party Claim, the Indemnifying Party will not be bound by any determination of the Third Party Claim or any compromise or settlement of the Third Party Claim effected without the consent of the Indemnifying Party (which consent may not be unreasonably withheld or delayed).

(e)

The Indemnifying Party will not be permitted to compromise and settle or to cause a compromise and settlement of a Third Party Claim without the prior written consent of the Indemnified Party, which consent may not be unreasonably withheld or delayed, unless:

	(i)	the terms of the compromise and settlement require only the payment of money for which the Indemnified Party is entitled to full indemnification under this Agreement;

(ii)

the Indemnified Party is not required to admit any wrongdoing, take or refrain from taking any action, acknowledge any rights of the Person making the Third Party Claim or waive any rights that the Indemnified Party may have against the Person making the Third Party Claim;

(iii)

the Indemnified Party receives, as part of the compromise and settlement, a legally binding and enforceable unconditional release from any and all obligations or liabilities it may have with respect to the Third Party Claim, provided that such release is in a form satisfactory to the Indemnified Party, acting reasonably.

(f)

The Indemnified Party and the Indemnifying Party agree to keep the other fully informed of the status of any Third Party Claim and any related proceedings. If the Indemnifying Party assumes the investigation and defence of a Third Party Claim, the Indemnified Party will, at the request and expense of the Indemnifying Party, use its reasonable efforts to make available to the Indemnifying Party, on a timely basis, those employees whose assistance, testimony or presence is necessary to assist the Indemnifying Party in investigating and defending the Third Party Claim. The Indemnified Party shall, at the request and expense of the Indemnifying Party, make available to the Indemnifying Party, or its representatives, on a timely basis all documents, records and other materials in the possession, control or power of the Indemnified Party, reasonably required by the Indemnifying Party for its use solely in defending any Third Party Claim which it has elected to assume the investigation and defence of. The Indemnified Party shall cooperate on a timely basis with the Indemnifying Party in the defence of any Third Party Claim.

9.8 Thresholds.

(a)

Neither Party will assert against the other Party any Claim under this Part 9, unless the aggregate amount of the Claim or Claims asserted is at least [THRESHOLD AMOUNT REDACTED FOR CONFIDENTIALITY REASONS]. Once the amount of such Claims reaches at least [THRESHOLD AMOUNT REDACTED FOR CONFIDENTIALITY REASONS], in the aggregate, the obligation to indemnify will apply to only such Claims in excess of [THRESHOLD AMOUNT REDACTED FOR CONFIDENTIALITY REASONS], except for Environmental Claims in respect of which the obligation to indemnify will apply to only such Claims in excess of [THRESHOLD AMOUNT REDACTED FOR CONFIDENTIALITY REASONS].

(b)	The Sellers’ maximum total obligation for indemnification or otherwise with respect to:

	(i)	the matters described in Section 9.3 (excluding any Environmental Claim) shall not exceed [THRESHOLD AMOUNT REDACTED FOR CONFIDENTIALITY REASONS]; and

	(ii)	Environmental Claims shall not exceed [THRESHOLD AMOUNT REDACTED FOR CONFIDENTIALITY REASONS];

(c)	The provisions of paragraphs 9.8(a), (b) and (c) shall not apply to any Claim resulting from any Losses arising from fraud or criminally illegal activity.

9.9 Exclusion of Other Remedies.

(a)

Except as provided in this Section 9.9, following Closing, the indemnities provided in this Agreement, including Section 9.3 and Section 9.4, constitute the only remedy of the Buyer or the Sellers, respectively, against a Party in the event of any breach of a representation, warranty, covenant or agreement of such Party contained in this Agreement. The Parties acknowledge that the failure to comply with a covenant or obligation contained in this Agreement may give rise to irreparable injury to a Party inadequately compensable in damages. Accordingly, a Party may seek to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction without proof of actual damage (and without requirement of posting a bond or other security). Each of the Buyer and the Sellers expressly waives and renounces any other remedies whatsoever, whether at law or in equity, which it would otherwise be entitled to as against any other Party.

(b)	[PROVISION RELATED TO SECTION 5.6 REDACTED FOR CONFIDENTIALITY REASONS]

9.10 Adjustment. Any payments under Part 9 shall be considered as an adjustment of the Purchase Price.

9.11 Duty to Mitigate. Nothing in this Agreement in any way restricts or limits the general obligation under Applicable Law of an Indemnified Party to mitigate any Losses which it may suffer or incur by reason of the breach, inaccuracy or failure to perform of any representation, warranty, covenant or obligation of the Indemnifying Party under this Agreement. If any claim can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the Indemnified Party shall take all appropriate steps to enforce such recovery, settlement or payment and the amount of any Losses of the Indemnified Party will be reduced by the amount of insurance proceeds actually recoverable by the Indemnified Party.

PART 10

CLOSING

10.1 Closing. The sale and purchase of the Business and the Assets and the other transactions contemplated by this Agreement shall be closed at the offices of Davis LLP, 2800-666 Burrard Street, Vancouver, B.C. at 10:00 a.m. (Vancouver Time) on March 29, 2012 or on such other date or at such other place as may be mutually agreed upon in writing by the Parties, provided that such date may not be later than the Outside Date (the “Closing Date”).

10.2 Closing on Outside Date. If any of the conditions in Sections 6.1 or 6.3 are not fulfilled or waived on the Closing Date despite the Parties having made commercially reasonable efforts to ensure compliance with such conditions:

(a)

the sale and purchase of the Business and the Assets and the other transactions contemplated by this Agreement shall instead be closed on the Outside Date or on such other date, which is not later than the Outside Date, as may be mutually agreed upon in writing by the Parties; and

(b)	the Sellers and the Buyer will use all commercially reasonable efforts to ensure compliance with all of the conditions set forth in Sections 6.1 and 6.3, respectively, on or before the Outside Date.

10.3 Termination Rights. This Agreement may, by notice in writing given at or prior to the Closing, be terminated:

(a)	by mutual consent of the Sellers and the Buyer;

(b)	by the Buyer in accordance with Section 5.10 or Section 5.4(c);

(c)	by the Sellers in accordance with paragraph Erreur ! Source du renvoi introuvable.;

(d)

by either Party if the Closing has not occurred by the end of the day on the Outside Date, provided that a Party may not terminate this Agreement under this paragraph 10.3(d) if it has failed to perform any one or more of its obligations or covenants under this Agreement required to be performed at or prior to Closing and the Closing has not occurred because of such failure; or

(e)

by either Party if after the date of this Agreement any Applicable Law is enacted or made (or any Applicable Law is amended) that makes the consummation of any of the transactions contemplated by this Agreement illegal or otherwise prohibited or enjoins the consummation of any of the transactions contemplated by this Agreement, and such Applicable Law (if applicable) or enjoinment shall have become final and non-appealable.

10.4 Effect of Termination.

(a)

If a Party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

(b)	If this Agreement is terminated, the Parties are released from all of their obligations under this Agreement, except that:

	(i)	each Party’s obligations under Section 12.1, Section 12.2 and Section 12.15 will survive; and

(ii)

any termination of this Agreement will be without prejudice to the Parties’ rights and remedies accrued to the date of termination, including any such rights and remedies related to a breach by a Party of this Agreement.

10.5 Delivery by Sellers. On the Closing Date, the Sellers shall deliver, or cause to be delivered, the following to the Buyer:

(a)	an assignment of the Forest Tenures and the Road Permits to the Buyer, executed by the Sellers;

(b)	the Transfers in respect of the Properties, and, if required, registrable assignments of those Leases which are registered, in each case executed by the Sellers;

(c)	the Residual Fibre Supply Agreement, duly executed by one or more of the Sellers, as applicable;

(d)	the Private Forest Lands Agreement, duly executed by one or more of the Sellers, as applicable;

(e)	if required under the Forest Laws, the Transfer Arrangement, duly executed by one or more of the Sellers, as applicable;

(f)	the notice to proceed from the Minister of Forests in respect of the assignment of the Forest Tenures from the Sellers to the Buyer;

(g)

all other deeds, bills of sale, conveyances, assurances, transfers, assignments, instruments and other documents, in registrable form where required, which are necessary or reasonable required to assign, sell and transfer the Business and the Assets to the Buyer as contemplated by this Agreement;

(h)	possession of the Assets;

(i)	if not previously delivered to the Buyer, the original or copies of Contracts and Licences if the original is not available;

(j)	duly executed copies of the Required Consents, including for greater certainty all Lender Consents;

(k)	a certified copies of resolutions of the directors of each of the Partners and of resolutions of the Partners, on behalf of Tembec:

(i) approving and authorizing the transfer of the Business and the Assets from the Sellers to the Buyer; and

(ii) approving and authorizing the execution and delivery of this Agreement and all documents and instruments to be executed pursuant to this Agreement; and

(l)	the Standard Closing Adjustment Statement;

(m)	the Preliminary Net Working Capital Statement;

(n)	[CLOSING DELIVERY RELATED TO SECTION 5.6 REDACTED FOR CONFIDENTIALITY REASONS];

(o)

a certificate executed by a senior officer of each of the Partners, on behalf of Tembec and in their own capacity, certifying that the representations and warranties of the Sellers set out in this Agreement are true and correct as at the Closing Date with reference to the facts and circumstances then existing and that the Sellers’ obligations, covenants and agreements under this Agreement have been performed and complied with by the Sellers;

(p)	an opinion of the solicitors for the Sellers dated the Closing Date in a form satisfactory to the solicitors for the Buyer, acting reasonably;

(q)

statutory declarations of each of the Partners, on behalf of Tembec and in their own capacity, in a form satisfactory to the Buyer that the each of the Sellers is a resident of Canada within the meaning of the Act;

(r)	evidence of payments made under paragraph 8.2(a)(ii);

(s)	the Books and Records;

(t)

the discharge of all Encumbrances registered against the Sellers, the Business or the Assets in the BC Personal Property Registry (except for Permitted Encumbrances not required to be discharged) or, as applicable, priority agreements in favour of the Buyer or no interest letters from those Persons in whose favour such Encumbrances have been registered;

(u)	a joint election under section 167(1) of the ETA, signed by the Sellers; and

(v)

all such other documents, instruments, records, conveyances, assignments, assurances, consents and certificates which, in the opinion of the Buyer acting reasonably, are necessary to effect and evidence the transfer of the Business and the Assets to the Buyer.

10.6 Delivery by Buyer. On the Closing Date, the Buyer shall deliver to the Sellers:

(a)	a wire transfer, certified cheque, bank draft or solicitor’s trust cheque made payable to the Sellers’ solicitors, in trust, in the amount set out in paragraph 2.4(c);

(b)	such documents as the Sellers may reasonably require with respect to the assumption by the Buyer from and after of the Closing Date of the Assumed Liabilities;

(c)	such documents as may be required from the Buyer in connection with the registrable assignment by the Sellers of those Leases which are registered;

(d)	the Residual Fibre Supply Agreement, duly executed by the Buyer;

(e)	the Private Forest Lands Agreement, duly executed by the Buyer;

(f)	if required under the Forest Laws, the Transfer Arrangement, duly executed by the Buyer;

(g)	[CLOSING DELIVERY RELATED TO SECTION 5.6 REDACTED FOR CONFIDENTIALITY REASONS];

(h)

a certificate executed by a senior officer of the Buyer certifying that the representations and warranties of the Buyer set out in this Agreement are true, and correct as at the Closing Date with reference to the facts and circumstances then existing and that the Buyer’s obligations, covenants and agreements under this Agreement have been performed and complied with by the Buyer;

(i)	a certified copy of resolutions of the directors of the Buyer:

(i) approving and authorizing the transfer of the Business and the Assets from the Sellers to the Buyer; and

(ii) approving and authorizing the execution and delivery of this Agreement and all documents and instruments to be executed pursuant to this Agreement; and

(j)	a joint election under section 167(1) of the ETA, signed by the Buyer.

10.7 Application for Registration of Transfers and Assignments. On the Closing Date and forthwith following the payment to the Buyer’s solicitors in trust of the amount required as provided in Section 10.6(a) and the tabling of all other documents and items referred to in Sections 10.5 and 10.6, the Buyer will cause the Buyer’s solicitors to file, in the appropriate Land Title Office, the Transfers in respect of the Properties and, if required, the registrable assignment of those Leases which are registered.

10.8 Post-Registration. Forthwith following the filing referred to in Section 10.7 and upon the Buyer’s solicitors being satisfied with a review of title to the Properties disclosing only the following:

(a)	the existing title and registration numbers to the Properties;

(b)	the Permitted Encumbrances;

(c)	the pending numbers assigned to the Transfers and, if required, the registrable assignment of those Leases which are registered; and

(d)	any charges to be discharged by the Sellers on the Sellers’ solicitors’ undertakings regarding the discharge and release of the same;

and upon the Buyer’s solicitors obtaining satisfactory post-registration searches of any other applicable offices of record, the Buyer shall cause the Buyer’s solicitors to deliver to the Sellers’ solicitors a certified trust cheque or bank draft in the amount specified in Section 10.6(a). For greater certainty, the Buyer will cause its solicitors to undertake to the Sellers’ solicitors only to proceed with the registration of the above-noted Transfers if:

(a)	the funds referred to in Section 10.6(a) have been paid into the Buyer’s solicitors trust account;

(b)

the aggregate of the funds on deposit in the Buyer’s solicitors trust account are sufficient to enable the Buyer’s solicitors to pay the amount required to be paid to the Sellers on the Closing Date; and

(c)

if for any reason, the Buyer’s solicitors are unable to make the payment of the balance due to the Sellers’ solicitors on the Closing Date, the Buyer’s solicitors will apply to the Land Title Office to withdraw the Transfers and will return them together with all documents and things delivered by the Sellers to the Buyer unless the parties otherwise agree.

10.9 Concurrent Delivery. All requirements of this Part 10 are deemed to be concurrent requirements. The Purchase will not be complete until everything required as a condition precedent to Closing has been paid, executed and delivered or waived.

PART 11

POST-CLOSING COVENANTS

11.1 Access to Sellers’ Books and Records. After the Closing Date, the Sellers shall provide all such information and access to those Books and Records within its custody relating to the Business and the Assets as the Buyer may reasonably request, including all information relating to the SLA Dispute as the Buyer may reasonably require, and shall assist and cooperate with the Buyer in resolving any questions, enquiries or disputes with any Governmental Authority in connection with the Business.

11.2 Access to Buyer’s Books and Records. For a period of six years from the Closing Date or for such longer period as may be required by Applicable Law, the Buyer will retain all original Books and Records relating to the Business that are transferred to the Buyer under this Agreement. So long as any such Books and Records are retained by the Buyer pursuant to this Agreement, the Sellers have the right to inspect and to make copies (at its own expense) of them at any time upon reasonable request during normal business hours and upon reasonable notice for any proper purpose and without undue interference to the business operations of the Buyer. The Buyer has the right to have its representatives present during any such inspection.

11.3 Co-operation Regarding Tax Returns and Audits. After the Closing Date, the Buyer will furnish or cause to be furnished to the Sellers, upon request, as promptly as practicable, having regard for any deadlines applicable to the Sellers, such information (including access to the Books and Records) and assistance relating to the Business or the Assets as is reasonably necessary for the filing by the Sellers of any tax return, for the preparation for any audit or for the prosecution or defence of any Legal Proceeding or proposed adjustment relating to Taxes of the Sellers relating to the Business or the Assets.

11.4 Access to the Cranbrook Office Site and the Planer Facility. If required by the Buyer, the Sellers will provide the Buyer with access to:

(a)	the Planer Facility for the purpose of utilizing the kilns located at the Planer Facility; and

(b)	the Cranbrook Office,

in each case with such access to be for the period of time and on such other terms and conditions as are agreed upon between the Parties pursuant to Section 5.5.

PART 12

GENERAL

12.1 Consultation. The Parties will consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the Purchase and, except as required by any Applicable Law or regulatory requirement, neither of them will issue any such press release or make any such public announcement without the prior written consent of the other Party, which consent will not be unreasonably withheld or delayed.

12.2 Disclosure. Except for any public announcements of the Purchase under Section 12.1, no Party will disclose this Agreement or any aspects of the Purchase except to its board of directors, its senior management, its legal, accounting, financial, or other professional advisors, any financial institutions contacted by it with respect to any financing required in connection with the Purchase and counsel to such institutions, or as may be required by any Applicable Law or any regulatory authority or stock exchange having jurisdiction over such Party. Without limiting the generality of the foregoing, the Parties acknowledge and agree that the Completed Schedules contain competitively sensitive information and shall not be disclosed unless such disclosure is compelled by any Governmental Authority.

12.3 Notices. Any notice or communication required or permitted to be given under this Agreement shall be in writing and shall be considered to have been sufficiently given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post in Canada to the address or facsimile transmission number of each Party set out below:

If to the Buyer:

Canadian Forest Products Ltd.
100 - 1700 West 75 th Avenue
Vancouver, BC V6P 6G2

Attention: David M. Calabrigo, Q.C.

with a copy to its counsel:

Davis LLP
Barristers & Solicitors
2800 - 666 Burrard Street
Vancouver, BC V6C 2Z7

Attention: Brian Hiebert

If to the Sellers:

Tembec (General Partnership)
1050 - 800 René-Lévesque Blvd. West
Montreal, Québec, H3B 1X9

Attention: Patrick LeBel

with a copy to its counsel:

Stikeman Elliott LLP
1155 René-Lévesque Blvd. West
Suite 4000
Montreal, Québec H3B 3V2

Attention: Pierre-Yves Leduc

or to such other address or facsimile transmission number as any Party may, from time to time, designate in the manner set out above. Any such notice or communication shall be considered to have been received:

(a)

if delivered by hand during business hours on a Business Day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business hours on the next Business Day;

(b)

if sent by facsimile transmission during business hours on a Business Day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business hours on the next Business Day following confirmation of the transmission; and

(c)

if mailed by prepaid registered post in Canada, upon the fifth Business Day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication shall be delivered by hand or sent by facsimile transmission.

12.4 Time of Essence. Time shall be of the essence of this Agreement.

12.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of British Columbia and applicable Canadian law and shall be treated in all respects as a British Columbia contract.

12.6 Submission to Jurisdiction. Each of the Parties shall:

(a)	submit to the jurisdiction of the courts of British Columbia; and

(b)	if any appointed agent is required, notify the other Parties in writing of the name and address of its appointed agent.

12.7 No Contra Proferentum. This Agreement is the product of arm’s length negotiation between the Parties, each having obtained its own independent legal advice, and this Agreement will be construed neither strictly for nor strictly against any Party irrespective of which Party drafted this Agreement.

12.8 Entire Agreement. This Agreement and the documents and instruments to be executed and delivered under it constitute with the Confidentiality Agreement the entire agreement between the Parties and supersedes any previous agreement or arrangement, oral or written, between the Parties.

12.9 Amendment or Waiver. No amendment or waiver of any provision of this Agreement will be binding on either Party unless consented to in writing by such Party. No waiver of any provision of this Agreement will constitute a waiver of any other provision of this Agreement nor will any waiver constitute a continuing waiver unless otherwise provided.

12.10 Severability. If any provision of this Agreement is or becomes illegal, invalid or unenforceable under the laws of any jurisdiction, that shall not affect or impair:

(a)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

12.11 Currency. All transactions referred to in this Agreement shall be made in lawful currency of Canada in immediately available funds. Any reference to cash in this Agreement includes a reference to cash, certified cheque, bankers draft, or wire or electronic transfer of immediately available funds.

12.12 Accounting Principles. All calculations made or referred to in this Agreement shall be made in accordance with GAAP (including IFRS as applicable). Unless the context otherwise requires, all accounting terms used in this Agreement which are not defined in this Agreement shall have the meaning assigned to them in accordance with GAAP.

12.13 Enurement. This Agreement shall enure to the benefit of and shall be binding upon the Parties and their respective administrators, successors and permitted assigns.

12.14 Further Assurances. At any time after Closing, each of the Parties shall, at the request of each other, execute and deliver all such documents and instruments and do all such acts as any other Party may reasonably require in order to give full effect to the intent and meaning of this Agreement and the transactions contemplated by it.

12.15 Costs and Expenses. Except as specifically provided otherwise in this Agreement, each Party shall be responsible for its own legal fees and other costs and expenses incurred in connection with the purchase and sale of the Business and the Assets, all negotiations between the Parties and the consummation of the transactions contemplated by this Agreement.

12.16 Assignment. Neither Party may assign this Agreement or their rights and obligations under it without the prior consent of the other Party.

12.17 Counterparts. This Agreement may be executed in any number of counterparts and by different Parties on separate counterparts (which may be facsimile copies) but shall not take effect until each Party has executed at least one counterpart. Each counterpart shall constitute an original but all the counterparts together shall constitute a single agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

TO EVIDENCE THEIR AGREEMENT each of the Parties has executed this Agreement as of the date appearing below.

TEMBEC,
by its Managing Partner,
TEMBEC INDUSTRIES INC.

By: (signed) James Lopez
Name: James Lopez
Title: President and Chief Executive Officer
of Tembec Industries Inc.

Dated: November 28, 2011

TEMBEC INDUSTRIES INC.
By: (signed) James Lopez
Name: James Lopez
Title: President and Chief Executive Officer
Dated: November 28, 2011

TEMBEC ENTERPRISES INC.
By: (signed) James Lopez
Name: James Lopez
Title: President and Chief Executive Officer
Dated: November 28, 2011

CANADIAN FOREST PRODUCTS LTD.
By: (signed) David Calabrigo
Authorized Signatory
Dated: November 28, 2011

SCHEDULES REDACTED FOR CONFIDENTIALITY REASONS